Exhibit 99.2

Aeropuertos Argentina 2000 S.A.

Annual Report and Individual Financial Statements

At December 31, 2019 presented in comparative format

Individual Financial Statements

At December 31, 2019 presented in comparative format

Index

Annual Report	1
Corporate Governance Code Report	27
Individual Statements of Comprehensive Income	45
Individual Statements of Financial Position	46
Individual Statements of Changes in Equity	47
Individual Statements of Cash Flows	48
Notes to the Individual Financial Statements	49
Supplementary Information Required by Art. 12. Chapter III, Title IV of the National Securities Commission	96
Report of Independent Auditors	103
Report of the Surveillance Committee	105

     $ = Argentine Peso

US$ = US Dollar

EUR = Euro

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

AEROPUERTOS ARGENTINA 2000 S.A.

ANNUAL REPORT

PRESIDENT´S LETTER

As every year, we present the performance and the main actions implemented in the year by Aeropuertos Argentina 2000 S.A. (hereafter the “Company” or “AA2000”) to the people, institutions, companies and organizations with which the Company has a link.

In a national and international context where the private sector increasingly takes a more relevant role in the sustainable development of communities, our business is each year more significant for the transport of passengers and cargo within the country. We decided that the Annual Report of the Company will be prepared under the framework of the International Integrated Reporting Council (IIRC) to show in a single document the integral management of our business with a view on the economic, social and environmental impacts. Thus, to the information reported every year in the Report, we add the actions carried out with a view to sustainability, and the social and environmental value generated by our management.

In this way, the Annual Report accounts cross-sectionally of our contribution to the development of the country with financial and non-financial information that strengthens the profitability, the brand, the experience of the passenger, labor relations and society in general.

Thus, in compliance with the legal and statutory provisions we submit to the consideration of the Shareholders this Report, the Inventory, the statement of comprehensive income, financial situation, changes in equity, cash flow, the respective notes that they are complemented by the consolidated statements of comprehensive income, financial position, changes in equity, cash flow, the respective notes that supplement them, the Reports of the Auditors and the Reports of the Supervisory Committee for Fiscal Year No. 22 completed on December 31, 2019.

MARTÍN EURNEKIAN

President of Aeropuertos Argentina 2000

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

The 2019 Annual Report of the Company accounts for financial and economic performance, and the generation of social and environmental impact of the company from January 1 to December 31, 2019. It has a direct focus on shareholders and investors, as well as all its key publics: employees, unions, shareholders, airlines, contractors and providers, passengers, customers, community, media, chambers, public sector, civil society and intervening bodies.

In this way, in the same document, it consolidates financial and non-financial information, accounting for the importance of sustainable development in the strategy of the business.

OUR AMBITION AND PROPOSAL

AMBITION

To be leaders and referents of the industry, loved by our clients, employees and stakeholders, to be sustainable in the long term.

Exceed the expectations of our customers.	Lead the construction of a virtuous ecosystem.	Operate with simple and agile processes.	Strengthen a culture of innovation, service and commitment
COURAGE TO INNOVATE-SERVICE ATTITUDE-COMMITMENT
PURPOSE
Facilitate the connection of people, goods and cultures to contribute to a better world.

Since 2018, the management team defined promoting the business strategy focused on the passenger. This strategy is dynamic; we continue to review it periodically so that it is aligned with our business management.

To this end, it defined the purpose, ambition and strategic axes to achieve it, which are listed below:

Purpose

Facilitate the connection of people, goods and cultures to contribute to a better world.

Ambition

To be leaders and referents of the industry, loved by our clients, employees and stakeholders, to be sustainable in the long term.

Strategic axes

Exceed the expectations of our customers.

Lead the construction of a virtuous ecosystem.

Operate with simple and agile processes.

Strengthen a culture of innovation, service and commitment.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Declaration of sustainability

At AA2000 we have an eye on the people and the environment where we live. We focus on the management based on the satisfaction of our passengers, companions and collaborators to guarantee a quality service, cutting-edge infrastructure, security, accessibility; with the aim that we all live a pleasant experience within our terminals.

We have a strong commitment to the communities of the destinations chosen by our passengers. To do this, we develop programs in partnership with key actors to respond comprehensively to their demands and generate real opportunities; promoting inclusive employment through health, education, art and culture as tools for social growth; and taking care of the environment with a strategy focused on reducing the carbon footprint and responsible management of natural resources.

Thus, from our business, we connect millions of people, assuming our role as a key player in our country and commitment to sustainable development.

Advancement of the commitment to sustainability

Aeropuertos Argentina 2000 aims to continue advancing in the path of sustainability, with responsible management with the economic, social and environmental impact generated by its actions. That is why the Company seeks to make this concept a transversal and strategic vision for the business.

In this framework, during 2019, it began to design a Sustainability Strategy with pillars of action defined according to the issues with which it generates a greater contribution to sustainable development, in particular, in the World Agenda of the year 2030; leveraging in business units, key areas of the company, the airport ecosystem and multi-sector alliances.

With this focus on the triple impact is how the Company wants to connect Argentina with the other countries.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Impact Indicators	2019	2018
Financial capital
Investment (*)	$18,141,501,302	$9,987,730,887
EBITDA (*)	$14,388,996,669	$15,884,854,977
Income for the year (*)	$5,908,363,071	$1,574,808,446
Industrial capital
Passengers traffic	41,166,994	38,350,466
Cargo Traffic (tn)	226,836	238,902
Aircraft traffic	428,511	429,466
Active Airlines	64	65
Airports	35	35
Intellectual capital
Training hours	46,782	45,832
Average hours per employee	17,80%	18,72
Human capital
Quantity of employees	2,627	2,448
People from vulnerable groups included	6	6
Percentage of employees under collective agreement	65%	67%
Social and reputational capital
Private social investment	$57,493,409	$19,020,872
Beneficiaries of Centro Pescar-AA2000	15	24
Number of students favored with scholarships	120	120
Families with access to water	630	530
Presentations of the Airport Orchestras	1	41

(*) The figures are presented in homogeneous currency as of December 31, 2019

OVERALL CONTEXT OF THE COMPANY

In 1998, the Company began operating some of the 33 airports that make up the concession of Group A of the National Airport System of the Argentine Republic.

In April 2008, the Company took possession of the last of the airports that had been originally concessioned (the Gobernador Horacio Guzmán airport located in San Salvador de Jujuy).

On the other hand, since July 2012, the Company has been responsible for the administration, working and operation of the Termas de Río Hondo airport. In March 2013, the National Executive Power issued Decree No. 303/2013, through which the incorporation of the Airport into the National Airport System was arranged, and as of December 31, 2019, its inclusion in "Group A" was pending.

At the end of December 2017 and in order to continue with the policies related to the expansion of the commercial market, the National Government issued Decree No. 1092/17 on December 22, 2017 by which it incorporated the Palomar Airport, located in the Province of Buenos Aires, to the National Airport System. Likewise, in order to incorporate the aforementioned Airport into "Group A", on December 27, 2017, the National Government issued Decree No. 1107/17.

Because of this, as of that date, the Company is responsible for the working, administration and operation of the Palomar Airport.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

MEMBERS OF MANAGEMENT

Board of Directors

POSITION HELD [1]	NAME	AGE GROUP	INDEPENDENCY STATUS	FIRST APPOINTMENT
President	Martín Francisco Antranik Eurnekian	30-50	Executive	26/04/2017
Vice-President	Antonio Matías Patanian	30-50	Executive	21/04/2014
Director	Máximo Luis Bomchil	+50	Non-independent	24/04/2009
Director	Orlando J. Ferreres	+50	Independent	25/04/2016
Director	Jorge González Galé	+50	Independent	25/04/2016
Director	Raúl Francos	+50	Non-independent	22/03/2013
Alternate Director	Gustavo Pablo Lupetti	+50	Executive	29/05/2008
[[1] All members of the Board of Directors are Argentine.

During the year 2019, Mr. Luis Freixas Pinto and Eduardo Braun also integrated the board, for the class D of shares and for the preferred shares, presenting their resignations with effect as of December 10, 2019.

The Supervisory Commission is made up of regular Syndics: Patricio Alberto Martin, Tomás Miguel Araya and Jorge Roberto Pardo. Alternate Syndics: Francisco Martín Gutiérrez, Alejandro Esteban Messineo and Javier Rodrigo Siñeriz.

ETHICS AND TRANSPARENCY

The Company has different tools and channels of dialogue that allow to guarantee the transparency, clarity and seriousness of our processes.

Since 2018, the Department of Compliance and Internal Control has been in charge of the Integrity Department and their respective managers in charge of the development, implementation and monitoring of the AA2000 Integrity Program, detailed below:

1.	Code of Conduct

The Company has redefined the existing AA2000 Code of Conduct. Its purpose is to establish guidelines governing the ethical behavior of all members of the Company (directors, trustees, committee members and employees) and ensure that they are observed effectively in order to maintain a highly professional behavior and integrity, not only within the Company but also in relations with clients, permit holders, suppliers, subcontractors, agents, consultants, public authorities, the business community, regulatory agencies and society in general.

In order to ensure compliance with it, AA2000 has implemented as a guideline of commitment by the staff, the signing of the Commitment Mission by all employees whose level of compliance is 96% including all incoming staff. The Integrity clauses have been incorporated in the text of the contracts with Third Parties and allow to inform Suppliers and Licensees the existence of a Code of Conduct and related policies of which their acceptance and commitment with the fulfillment of the same is requested.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

2.	Whistleblower Policy

The Company has approved the Whistleblowing Policy that establishes the procedure and the guarantees for carrying out and handling complaints in cases of breaches of the Code of Conduct and related policies. Applies to AA2000 and all board members, trustees, committee members, employees and interns (the "collaborators") as well as suppliers, commercial agents, representatives, contractors, subcontractors, clients, permit holders and other stakeholders (the "business partners"). This policy establishes the protocol for the treatment and investigation of the cases received through the complaints channels, its pillars being confidentiality, the option of anonymity and zero tolerance for reprisals.

3.	Gifts Policy

The Society approved this policy that aims to regulate the granting and reception of gifts and services in the workplace, as well as the performance of donations and charitable contributions in a transparent manner, without obtaining advantages or exercising undue influence, to ensure the construction of relationships intact. It covers both the Collaborators and their Commercial Partners and establishes the procedure for the declaration and approvals applicable to each case, as well as limits, prohibitions, cases in which prior authorization is required, declaration forms and self-assessment questions.

4.	Policy for the Prevention of Misuse of Privileged Information

The Company approved this policy whose purpose is to establish the guidelines that will help employees, and anyone who for his work, profession or function is in privileged information (as defined in the policy) to meet their obligations according to the legislation and regulations on Securities in force in Argentina and in the jurisdictions in which the Securities of the Company and its related companies are issued or marketed.

5.	Relationship with Related Parties: Control

The Company identifies transactions with related parties and has internal regulations for its treatment in the audit committee. Additionally, it adheres to the procedure of its controlling party to identify them in a timely manner and ensure the arm's length conditions of the transaction.

6.	Communications

The Integrity Department has developed a communications plan through which it generates information about policies, guidelines and Integrity initiatives in a clear, direct and transparent way for all employees. A regulatory system has been developed where not only the integrity norms are concentrated, but also the rest of the policies, authorization manuals and company procedures.

During 2019 the Integrity Department issued communications regarding:

-	Conflict of Interest Prevention Policy;
-	Declarations of Conflict of Interest (DDJJ);
-	Gift and Attention Policy.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

7.	Trainings

The Company has a training plan on Ethics and Integrity based on various training formats about the AA2000 Integrity Program, such as face-to-face classes, e-learnings, etc.

During 2019 the company has completed a Training plan that consisted of:

-	Complete the Training plan for hierarchical personnel in the area of Compliance Axes and Integrity Program;
-	Face-to-face training on Conflict of Interest policy aimed at all Purchasing personnel;
-	Introductory training on Due Diligence to Permits addressed to business managers;
-	Training on Implementation of the Due Diligence Procedure for Suppliers aimed at purchasing personnel (all UNs).

8.	Channels of claims before the Regulatory Body of the National Airport System (ORSNA)

Through a web page and a toll-free telephone line, the regulatory entity receives and manages the complaints and suggestions that users and the general public of the airports send, raising possible disagreements or suggestions regarding the service.

9.	Confidentiality in data management

The Company has standards and processes that establish a prohibition to use for personal benefit and disclose information related to any aspect of the Company's commercial activity, except when required to perform the functions. Likewise, every employee must observe the confidential use of information obtained from third parties.

ECONOMIC PERFORMANCE

In this fiscal year, we have generated revenues of $37,185,896,397. The net result for the year ended December 31, 2019 showed a profit of $5,908,363,071 and the net assets at that date reached $38,184,508,475.

On the other hand, the number of passengers that passed through our terminals has increased by 7.34% over last year.

Accompanying and fostering this growth, the Company continues to develop the airport infrastructure of the country and improving the experience of its users. This year another milestone has also been marked in the investments made.

In August 2019, the Company received a syndicated loan from a group of banks (Citibank, ICBC, Galicia and Santander) for a total amount of US $120,000,000 with a duration of 3 years (1 year of capital grace)

INFRAESTRUCTURA

During fiscal year 2019, projects and works have been carried out in the different concessioned airports. Those that make up the following list have been completed during the year 2019:

EZEIZA

-	New Multilevel Parking - Stage 1.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

COMODORO RIVADAVIA

-	New Passenger Terminal;
-	Vehicle parking;
-	Track, Taxiing and Platform Rehabilitation.

CATAMARCA

-	Standardization of taxiing margins.

CORDOBA

-	Rehabilitation Track 18-36.

IGUAZÚ

-	Track resurfacing and taxiing rehabilitation;
-	Track beaconing;
-	Expansion of commercial platform.

JUJUY

-	Expansion of the commercial platform.

MAR DEL PLATA

-	Passenger terminal refunctionalization.

SALTA

-	Expansion of the Departure Hall and control areas;
-	Parking extension.

SAN FERNANDO

-	RACA demolition.

SAN JUAN

-	Platform Extension
-	Track Rehabilitation

The following list summarizes the main works that are in execution:

EZEIZA

-	New Hall B;
-	New road system; Stage I
-	New taxiing parallel to Header 35;
-	TWY beacon to Header 35;
-	Functional reorganization of the GF of Terminal A;
-	Adaptation sector 1 for Platform.

AEROPARQUE

-	Land maintenance, coastal landfill and underground parking;
-	Beacon set and control systems.

BARILOCHE

-	Refunctionalization of the Passenger Terminal.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

COMODORO RIVADAVIA

-	New Beacon

CORDOBA

-	New beacon system Track 18-36;
-	Parking extension.

ESQUEL

-	Remodeling and expansion Passenger Terminal and Control Tower.

EL PALOMAR

-	Expansion of platform and roads

IGUAZÚ

-	New Passenger Terminal;
-	Vehicle parking;

JUJUY

-	Vehicle parking and roads.
-	New Passenger Terminal;
-	New Control Tower and operating building;

LA RIOJA

-	New Passenger Terminal;
-	New parking.

SAN JUAN

-	New passenger terminal.

SAN FERNANDO

-	Development of Sewer system.
-	New Control Tower;
-	Beacon readjustment

Airport security

Regarding Aviation Security, it was approved under Disp. PSA N ° 574/19 the Operator Safety Program of AA2000 in which it establishes within its main responsibilities, an Internal Quality Control Plan, from which various actions will be derived aimed at the continuous improvement of the AVSEC Security System. In the same order and in accordance with the Security Policies established in the aforementioned document, a Local Security Procedure was prepared with a main body and Annexes to be adapted to the specific features of each Airport.

Operational safety

Aeropuertos Argentina 2000 also continued to apply systemically in 2019, the guidelines established in the Operational Safety Policy, thus guaranteeing the safe conditions of air operations at each of the concessioned airports.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

In this regard and in order to increase the Company's commitment to safety, this commitment has been included within the strategic pillars of the company.

On the other hand, together with the ANAC, the ICAO aerodrome certification process of Mendoza International Airport was completed, this condition guarantees that Mendoza Airport meets international standards in terms of infrastructure and operational safety.

Cargo Terminal

Through the Cargo Terminal, the Company offers storage and integral logistics services to foreign trade agents who import and export by air, to general cargo operators and to private clients in the international airports of Ezeiza, Aeroparque, Mar del Plata, Córdoba, Mendoza and Tucumán.

In relation to the Cargo Terminal, during 2019 it had a cargo movement (Import and Export) of 224,811 tons, this figure representing a decrease over the previous year of -5%. The average annual stay decreased -10.3% in relation to the previous year.

It is important to highlight the works carried out in the import sector. The work “New DAP-Transit Deposit” was carried out, which replaced the old existing warehouse, increasing the covered area 2100m2 to 4050m2 and carrying from 250 positions to 1570 loading positions. This deposit also has an office building of 510m2 divided into two floors. This building has offices for Customs personnel, TCA offices and service counters, changing rooms and toilets, a debt room and a training room for TCA personnel for 40 people with an E-Learning training sector for 8 people. A remodeling of the administrative offices on the top floor of TCA was also carried out. For the design of these, we worked with the concept “Open Space” of configuration of job positions that included a total replacement of furniture and integrate sectors of the company that were outside the old office sector. The offices have 6 meeting rooms, training room for 15 people, office and sector for informal meetings.

Following the above-mentioned refrigerated cargo services, improvements and works were also carried out in the refrigeration sector of the perishable warehouse in the export area, expanding it by 600m2, leading to 940 stowage positions in a temperature range in the warehouse of 0 ° C to 4 ° C. In this, 9 mechanized roller beds for aeronautical pallets were installed in the entrance sector and 9 roller beds of the same characteristics in the cargo exit sector.

In addition, it has been configured with a semi-mechanized transport system. These works have contributed to a substantial improvement in the storage and temperature control service of the cargo received, allowing compliance with international standards

Staff at the end of the year totaled 578 people among management, administrative and operative personnel.

PASSENGERS

The Company has its focus on the client, understanding this is not only to passengers or airlines but also to all the people who work and transit in their airports. In this way, it develops improvement plans in the attention and contact with the key publics to improve the decision making in the airports and to approach the answers to the needs of our users in a more agile and efficient way.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Passenger Traffic	2019	2018
Domestic	26,745,887	23,680,104
International	12,958,106	13,414,260
Transit	1,463,001	1,256,102
TOTAL	41,166,994	38,350,466

Cargo Traffic (tn)	2019	2018
Domestic	6,519	7,335
International	211,365	222,626
Post Mail	8,952	8,941
TOTAL	226,836	238,902

Aircraft Traffic	2019	2018
Passenger Aircrafts	330,318	327,314
Cargo Aircraft	4,322	4,257
Others	93,871	97,895
TOTAL	428,511	429,466

During the year 2019 there was an increase of 7.34%, with respect to the previous year, in the total number of passengers, reaching a total of 41,1 million passengers.

In the domestic sphere, the increase was 12.95%, while in the international level there was a decrease of 3.4%,

In relation to the volume of international passengers, Ezeiza registered an increase of 14.75%, partly due to the transfer of regional flights from Aeroparque. Regarding domestic passengers, the increase was 28.26%.

On the other hand, there were also significant increases in the airports of Mendoza (14.21%), Bariloche (17.82%), El Palomar (165.3%), Iguazú (41.68%), Salta (31, 75%)

1.	Routes

In April 2019, Jetsmart started operations, the second low-cost in Argentina, whose inaugural flight was El Palomar - Mendoza, being also the second airline to start operations in El Palomar.

Two airlines stopped operating: LASA that operated in Bariloche, Santa Rosa and Mar del Plata, a total of 171 frequencies between August and November 2018; and LAW that operated the Mendoza - Santiago de Chile route for a total of 25 frequencies.

In May 2019, the transfer of 50% of regional flights from Aeroparque to Ezeiza was completed, leaving only the Aeroparque - Montevideo route as a regional destination in Aeroparque.

In June 2019, American Airlines began operations with the Miami - Córdoba route with 4 weekly frequencies.

In August 2019, Air Europa started operations twice a week with the route Madrid - Iguazú - Asunción and Madrid - Asunción - Iguazú.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

In September 2019, American Jet regular operations began with the Aeroparque - Perito Moreno route.

2.	Marketing

AIRPORT MODE

In August 2019, the “Airport Mode” advertising campaign was launched, in which the emotions that passengers experience when they arrive at one of our 35 airports were revealed. With the aim of generating identification and emotional connection, different pillars of communication were worked out, which we defined as: learn to let go, relax before relaxing, redefine good taste and gratify yourself. The campaign was communicated in traditional media (open television, cable and indoor, radio, OOH and pages in the main newspapers), in digital media (YouTube, Google display, Facebook, Instagram) with the support of influencers and brand ambassadors. In addition, a specific website for the campaign was developed and brand awareness activations were carried out at the airports of Ezeiza, Aeroparque, Córdoba and Mendoza.

At the end of December, an advertising post-test was carried out with the objective of measuring the impact of the campaign. The results were very positive in regards to brand recall and identification and also a 5-point growth of the brand awareness measurement was observed.

MARKET RESEARCH

Throughout 2019, different market research was carried out in order to obtain information from our customers. That is why two brand image studies were carried out whose methodology is qualitative and quantitative, with in-depth interviews with opinion leaders and an online panel of 500 people throughout the country. On the other hand, passenger profile surveys of the airports of Mendoza, Córdoba, El Palomar and Ezeiza were conducted through a face-to-face survey conducted by bilingual interviewers in the different airports. Finally, the TCA customer satisfaction survey was developed with the aim of improving the service year after year.

BRAND EXPERIENCE

During 2019, different brand activations were carried out throughout the country in order to exceed the expectations of our customers. These activations manage to seek closeness by communicating credentials and seeking to generate recall and interaction with the brand.

The activations can be divided into different groups, on the one hand, those corresponding to special dates such as: Valentine's Day, harvest party, Easter, national holidays, Christmas, among others. The second group corresponds to the activations focused on the airport community, such as: Spotters Season. It was carried out at the airports of Ezeiza, Aeroparque, Córdoba, Bariloche and Mendoza, where, fans of aircraft photography had the possibility of accessing key points of our airports to photograph airplanes.

On the other hand, brand awareness activations aligned with our “Airport Mode” campaign were also carried out, some examples of this type of activation are: music week and yoga classes. Finally, tactical activations were carried out communicating one or more airport services, such as gastronomic roulette, announcing the new offer of the Ezeiza airport and the ambassadors campaign, with Narda Lepes, Topa and Anamá Ferreyra as protagonists.

THE HANGAR

With the aim of contributing to the strengthening of a culture of innovation, three idea laboratories were carried out in 2019. The first, called "Directors' Hangar," was attended by the company's management staff and, through a reduced one-day mode, generated prototypes that they then tested in pre-boarding. The second was organized in Aeroparque in its original format as continuity of generation 0. The third was carried out in the province of Mendoza focused exclusively on collaborators from the interior of the country.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Based on an initiative that emerged in the first innovation laboratory carried out in 2018, the prototype of a gaming entertainment platform was designed at the boarding gates, stimulating passenger entertainment and socialization, on which tests were carried out over two months at boarding gates of Aeroparque obtaining valuable lessons and contributions for the project.

3.	Service channels

To exceed the expectations of our customers, different sectors of the company (Operations, Administrators, Customer Service, Parking, VIP Lounges, Commercial, Human Resources, IT, CCO) were summoned to co-create the new customer service model passenger and service manual. Expectations meetings were held with Directors and General Managers and interviews with Area Managers of the Business Units.

Continuing with the focus on the client, we work on the development of new tools to optimize frequent consultations and self-management in various ways. For a better understanding of the user, all Contact Center staff were trained in the challenges and benefits of digital communication.

We have updated and standardized the responses to users and documentation format for Public Organizations in order to operate with simple and agile processes.

4.	Operational Improvements

On the other hand, technology and process improvement have been incorporated in topics such as:

-	Implementation of the CCO Aeroparque (CCO: Operational Control Center) in order to generate an intersectoral and multidisciplinary work system that seeks to centralize information, unify criteria and make decisions based on common objectives;
-	Implementation of new methodology for the management of schedules and publication of capacities of the airports of Aeroparque and Bariloche, which allows a more efficient use of airport resources;
-	Issuance of Service Quality Index reports from the airports of Ezeiza and Aeroparque allows, based on indicators related to the availability of infrastructure and services, to determine the quality of service provided to passengers. In the last quarter of 2019 the airports of Córdoba and Mendoza are added to these reports;

Improvements and coordination in operational management:

-	In addition to the time management methodologies that were managed, facilitation was implemented in line with the IATA calendar for the airports of Aeroparque (seasons W19 and S20) and Bariloche (season S20);
-	The infrastructure of the Iguazu airport was adapted to allow the operation of international flights operated by wide-body aircraft (Air Europa with A330). The installation of a satellite terminal was managed;
-	The digitalization of the SNA report (traffic data according to ACI classification) was implemented;

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

-	In January 2019, the work of resurfacing the track, filming and platform of Comodoro Rivadavia began, which implied carrying out the coordination and operational management to maintain the level of operation and operational safety, avoiding delays and congestion, with the particularity that the airport was not required to close in order to perform the tasks, but from August 1 to November 28, the taxiway “A” (reconditioned for this purpose) was used as a runway;
-	In October 2018, the construction of the runway in Córdoba began, which involved the joint work with the airlines in the analysis of the schedules and that there were no delays. This work continued until November 2019, and steps must be taken to be able to assume the operational commitments. During this work, American Airlines began operations;
-	From March to June, the work for the resurfacing of the runway, filming and expansion of the San Juan airport platform was carried out, which meant a runway closure between April and May and the realization of the coordination and operational procedures to maintain the level of operation and safety;
-	The Aerodrome Certification of the Mendoza airport was obtained, which guarantees compliance with the Operational Safety standards and operational procedures established by the International Civil Aviation Organization (ICAO);
-	During the summer season 2019, the re-functionalization of the Bariloche terminal began, which meant that operations with the airlines should be coordinated due to the infrastructure restrictions that were presented. In addition, to ensure the capacity of the terminal during the winter season, steps were taken to incorporate check-in counters and infrastructure improvements.

5.	Commercial Improvements

The main objective of the management is that the passengers, companions and customers of the Company live a good experience.

Within this framework, and with the aim of continuously improving the experience of passengers traveling through our airports, the Company subscribed to the ACI (Airport Council Quality) ASQ (Airport Service Quality) survey program. This is a global service survey program, which measures passenger satisfaction when they pass through an airport.

The program involves around 375 airports, from more than 85 countries on all continents.

To the 7 airports that were part of the program in 2018 (Ezeiza, Aeroparque, Córdoba, Mendoza, Bariloche, Salta and El Palomar), another 10 were incorporated during 2019 (Jujuy, Mar del Plata, Comodoro Rivadavia, Iguazú, Resistencia, Posadas, Tucumán, Bahía Blanca, Neuquén and San Juan), totaling 17.

In parallel, an internal satisfaction survey was developed to be implemented throughout 2020 in other airports with lower passenger traffic, and which are not within the ACI program

Also, to work on the General Satisfaction Score, an ASQ committee was formed with all the intervening areas to plan the courses of action that may have a favorable impact on each indicator, for example, some actions were:

-	Add more positions of luggage carriers in entrances to the terminal and strategic points;
-	Improve free WIFI Network communication;
-	Specific satisfaction surveys to learn more about the passenger;
-	Mistery shopper to audit the service of providers;
-	Talks with the airport community, highlighting the importance in the focus with the Client (airlines, cleaning company, security, etc.).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

At Ezeiza Airport, continuing with the program called “Ezeiza Experience” launched in 2018, a series of commercial actions and remodeling were carried out, aimed at improving the passenger experience.

Within this program, the highlights of this year were:

-	The opening of nine stores and the installation of three “food trucks” improving the gastronomic offer;
-	The inauguration of a new KIDS space in VIP games room, with educational games, and Play Station 4;
-	The provision of families, free of charge, of AA2000 mini pick-up in a sterile area, for the transport of children;
-	The incorporation of fixed baby chairs in toilets so that the adult can use it comfortably, as well as baby strollers at the exit of arrivals for those who dispatched theirs;
-	The assembly of kits for children to be delivered at different points and according to age;
-	The replacement and expansion of the availability of baby seats in the food courts of the terminals;
-	Improvement of the catering service of the VIP lounges with the aim of having a varied and higher quality gastronomic offer;
-	The remodeling of the VIP Arrivals Hall was carried out, expanding the capacity and creating a space reserved for VIP Club members;
-	Launch of a passenger assistance program with CEA (Autism Spectrum Condition, which included the preparation of a gift kit that includes an identification pin to facilitate attention.
-	The realization of training sessions on accessibility for airport personnel (CEA, Down Syndrome and sign language)
-	The inauguration of a new information counter in Terminal A arrivals, which adds to the existing one;
-	The design and implementation of the valet parking service image;
-	The inauguration of the multilevel parking with 713 additional garages to the existing ones as well as a new exclusive parking area for a long stay, waiting area (up to one hour without charge);
-	The renewal of luggage trolleys tripling the amount available (total of 2,300 units) as well as the incorporation of scooters that improve their transfer and distribution;
-	The incorporation in the preboarding zone of drinking fountains that have accessories for filling bottles.
-	Special size wheelchairs (XXL) were incorporated;
-	The implementation of a transport service for passengers and employees to facilitate the transfer between parking lots and terminals;
-	Improvements were made in the setting of public bathrooms (aromatization and decoration);
-	Inclusion of self-service posts for satisfaction surveys at different points of the terminals to assess the quality of service;
-	The reorganization of the boarding gates was carried out through the implementation of fixed railings.

On the other hand, in Aeroparque commercial actions were carried out related to the personalized attention to the passenger. In this context, the staff for personalized attention in different points of the terminal, “Customer 2.0”, have: tablets, entertainment for children (books with games and coloring with pencils), candies, pens and handscales for bags.

Following this line, to provide a better experience for travelers with children, baby strollers were incorporated at their disposal, which are removed at no cost at the Information Counter. Likewise, a milk module was incorporated in the national shipment for mothers who need to use milk as part of the feeding of their babies. The lactarium is shaped like a capsule, has its own lighting and ventilation, a comfortable seat, plug, cleaning cloths and gel alcohol. No shift reservation is required for use.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Other commercial measures carried out in Aeroparque were:

-	Installation of new charging stations in public and sterile areas;
-	Implementation of the Telepase Service in the parking lot;
-	Improvements in the WI-FI Signal;
-	Replacement of seats in boarding areas and waiting;
-	External and internal lighting improvements;
-	Increase in the amount of luggage trolleys in all entrances and Arrivals;
-	Bicycle parking, to promote sustainable mobility;
-	Pre-taxed taxi system, to guarantee user safety and convenient rates;
-	Kids menu in all our gastronomic places;
-	Personnel trained in sign language, to be more accessible to all users;
-	Special actions for contingency situations, such as the distribution of snacks and drinks to affected passengers;
-	Aromatization of all sanitary batteries.

SUPPLIERS

The main suppliers of the Society are divided into seven major groups:

-	Providers of architecture, engineering and civil works builders for airport terminals.
-	Suppliers of engineering and works of landing and take-off runways, taxiways, platforms and access roads.
-	Suppliers of specific airport equipment (beacons, signaling, fire, fuel).
-	Security, maintenance and cleaning service providers.
-	Suppliers of materials and supplies in general.
-	Suppliers of electricity, gas and potable water services.
-	Other suppliers.

The Company values local development, which is why it mainly purchases products and services of national origin, with the exception of those products that must comply with international quality standards related to the activity and there are not available in the local market.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

HUMAN CAPITAL

1.	Main indicators

EMPLOYEES	Male 2019	Female 2019	Total 2019	Male 2018	Female 2018	Total 2018
Total Number of Employees	2,020	607	2,627	1,922	526	2,448
By category
Director	14	1	15	14	1	15
Manager	113	22	135	112	19	131
Chief	274	63	337	266	50	316
Senior Analyst	182	105	287	139	82	221
Non Executive	71	70	141	78	53	131
Under agreement	1,366	346	1,712	1,313	321	1,634
By Region
CABA and GBA	1,525	465	1,990	1,449	390	1,839
Interior of the country	495	142	637	473	136	609
By age:
Under 30 years - CABA and GBA	162	135	297	174	115	289
Under 30 years - Interior of the country	70	22	92	58	27	85
Between 30 and 50 years - CABA and GBA	1,048	293	1,341	983	250	1,233
Between 30 and 50 years - Interior of the country	324	111	435	305	98	403
Mora than 50 years – CABA and GBA	315	37	352	305	29	334
More than 50 years - Interior of the country	101	9	110	97	7	104
By contract class
Permanent	2,001	605	2,606	1,846	500	2,346
Temporary	19	2	21	76	26	102
Other indicators:
Number of employees with disabilities	6	-	6	5	1	6

Breakdown by age and position 2019	More than 50 years	From 30 to 50 years	Less than 30 years
Director	4	11	0
Manager	55	80	0
Chief	76	246	15
Senior Analyst	49	198	40
Non Executive	17	86	38
Under agreement	261	1,155	296

Collective labor agreement	Within the agreement	Out of the agreement
Total staff	1,712	915
Percentage of total employees	65%	35%

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

2.	Recruitment and internal searches

In 2019, 323 employees entered the company. The net increase of the staff was 179 people. At the same time, more than 104 area passes and internal promotions were made

3.	Internal talent management

Training

In 2019 we redesigned the learning proposal at Aeropuertos Argentina 2000. We seek to learn, grow and improve ourselves and that is why each of the employees owns their own learning. We launched a new learning proposal through the My Learning program, with more than 35 skills courses (Negotiation, Innovation, Oral Presentations, Data Analysis, Project Management, Customer Service, Side Thinking, among others) aligned to our 4 strategic axes and focused on our purpose and ambition. Each of the employees completed their own Learning Plan where they focused on their current skills and the challenges ahead, to design a plan that fits their personal interests and needs.

As a result of this Plan, skills courses were held throughout the year in which the person identified in each of their own training interests was invited.

On the other hand, three technical schools were created that encompass the offer of technical training for those operational roles that have specific needs: School of Operational Management, School of Cargo and School of Customer Experience.

We continue to develop our leaders through the “I Am Host” training program, to provide management tools based on the associated values and behaviors. In 2019, 473 leaders participated (100% of the Managers, Administrators and Chiefs of all Business Units and Business Service Units) with 5,932 hours

With the aim of reinforcing one of the values of our Company, the courage to innovate, we reinforced The Hangar program, our internal innovation laboratory, with two editions in Aeroparque and Mendoza (Federal edition). In this program they worked with agile and design thinking methodologies to solve situations that improve the passenger experience.

In addition, other issues of focus in 2019 were:

-	Radio operators;

-	Program with the National Technological University (UTN) for maintenance teams;

-	Customer Experience Program at the airports of the West Business Unit;

-	Language Programs;

-	Avian control.

With regard to open programs for other members of the airport community, the following activities were carried out:

-	Operational problems management;

-	Practical theoretical training in the use of manual and rolling fire extinguishers;

-	Training in Autism Spectrum Disorder (ASD);

-	Myths and truths about Down syndrome;

-	First Aid, RCP-DEA;

-	Airport emergency plan;

-	How to recognize a stroke in time;

-	Diabetes Awareness Talk

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Internal training indicators	2019	2018
Number of courses given	299	293
Number of people trained	2.032	1.748
Number of training hours	46.782	45.832
Average of hours per employee	17,80	18,72

Performance management

In order to generate a virtuous system aligned with the strategy, a new process of Performance Management was implemented, comprising three stages -fixing objectives, feedback and evaluation- and covering all personnel outside the agreement.

We train leaders to continue accompanying them with feedback tools and team coordination.

4.	Scholarship Program

In 2019, we launched the “My Airport” Scholarships, for all employees who meet the requirements and want to pursue a postgraduate degree. 18 internal scholarships “My Airport” were awarded.

5.	Internal communication and work environment

In 2019 we renewed the Intranet again with the aim of making it a dynamic and useful tool for employees. We reinforce channels such as "Leaders Meeting", "Hand-to-Hand Meetings", "Videos", and internal search newsletter.

With the focus on continuing to strengthen our commitment culture, we invite all collaborators and their families to be part of the "Kids Party", designed especially for them, in Buenos Aires, Mendoza and Córdoba.

"Let's celebrate our achievements" are recognition meetings where each team meets and celebrates a moment together. We held a meeting at each of our airports, led by the Managers.

To continue inspiring the integration between the different teams, we launched again the AA2000 Football Tournament, male and female, for all the collaborators of Buenos Aires, with a record registration.

We exceeded expectations with the growth of 9 points in the General Average of the Workplace Climate Survey, rising from 60 points in 2018 to 69 in 2019. All the statements in the survey grew. In addition, we increased the participation to get 81% in the response rate, while in 2018 it was 75%.

To celebrate the closing of a great 2019, we shared a New Year's Eve Party for all employees.

Remuneration Policy

Our variable remuneration policy aims to reward the achievement of results and superior performance in line with our values in order to promote merit and strengthen a culture of results. From our Variable Remuneration Policy, which rewards the achievement of results (WHAT) in line with our values (HOW).

As in 2018, we continue to monitor the roles outside the agreement with the advice of external consultants. We maintain our salary structure by bands, in this way we can manage the remunerations in a competitive way according to market and equitable within the company.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

SOCIETY

From the Sustainable Airports Program, the Company seeks initiatives with its own social value and in alliance with academic institutions, multilateral organizations, companies, civil society organizations and the public sector to respond comprehensively to the demands of the communities where the airports are located; promoting education, art and culture as a tool for social growth.

Within this framework, three pillars of action were defined that encompass the programs carried out: Generation of opportunities, Human Rights and Prevention.

The Company has a comprehensive social impact program whose objective is that each airport participates, supports and fosters actions of social and environmental value, in alliance with local organizations, public organizations and interest groups, with an eye on the characteristics and local demands In this way, it seeks to generate a multiplier effect with initiatives of great impact on sustainability that empower the chosen destinations and, in turn, contribute to the United Nations Sustainable Development Goals and the 2030 Global Agenda.

1.	Pescar program for labor insertion

The Company has been working with Fundación Pescar since 2010 with the objective of training young people with limited resources from the last year of public schools in the province of Buenos Aires in basic knowledge about airport services. In this way, it generates opportunities for children who are trained at the International Aeronautical Training Institute (ICAI) for genuine employment.

The schools reached by the program are: Secondary School 204 (Derqui 658, between United Provinces and Freedom, Ezeiza), Secondary School No. 3 (Las Heras 49, Tristán Suárez), Secondary School No. 2 (Larrea 640, Carlos Spegazzini) and High School No. 15 (José B. Gonzalez 48, B. Uno).

During 2019, 15 young people participated, 3 men and 12 women, selected from more than 200 young people who attended the interviews. The training was from June to November and technical issues and employability tools were worked on; such as: customer service, going through the different places of the airports; new technologies; communication and public speaking; strengthening of self-esteem and self confidence.

2.	Scholarship program for “Future Graduates” with Cimientos

Together with Fundación Cimientos, the Society grants scholarships so that low-income youth can finish secondary school through its “Future Graduates” Program, which accompanies children between 12 and 18 years old and their families in a situation of social vulnerability so that they can finish high school, train them in trades to promote their employment, accompany them in higher education, and contribute through the production and dissemination of knowledge to improve the education system and labor inclusion so that they can project their future with more and better opportunities.

In 2019, for the third consecutive year, the Society benefited 100 young people from San Luis, Mendoza and Comodoro Rivadavia. They have a family income level below that defined based on the total basic basket and the cost of living in each region. In this way, it seeks to promote equal opportunities in the most vulnerable populations and contribute to educational quality.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

3.	Program of Educational and Labor Insertion in Customer Experience -AA2000-Cimientos

In order to multiply the impact on education and training for employability, the last two years we developed “Create Community”: an initiative where, as of 2019, the different actors of the airport community were also invited to participate in a cooperation and cooperative space with social impact, generating integration and promotion of good practices within the industry.

The Program is aimed at young people between 17 and 28 years of age in a situation of socio-economic vulnerability, of the Foundation's Graduate Network program.

After a first year of launch in which workshops were given to 20 students to incorporate general knowledge about the airport activity and also attended a virtual English course; during 2019, the focus was on training in Customer Experience that was developed in a training space of the Society at Jorge Newbery Airport, and in complementary workshops that were carried out in the companies of the community that participated. Thus, the opportunity was generated for young people to be prepared for genuine jobs and demanded by many companies in our country.

4.	Airport Orchestras

In 2016, the Society created the Aeropuertos Argentina 2000 Youth Orchestra, an initiative of great social value as it combines education in general and artistic education, with the generation of genuine employment that contributes to inclusion and narrowing social gaps through access to education and culture

The Orchestra is formed by a “Full Organic”, which includes strings, wood, metal and percussion instruments to face high artistic obligations, such as a Mozart or Gershwin symphony. Currently, it is made up of 41 young people between 8 and 17 who were selected by their Director based on their standards of artistic excellence and commitment. Thus, this initiative seeks to give recognition to musicians who stood out for their talent. The academic team is composed of a select group of professionals in the field, whose tools and knowledge provide a working model and method, with “artistic achievement” and as a consequence the possibility of social mobility.

The children have an education and allowance grant that is deposited monthly in a savings account created for each beneficiary. In addition, they are given a special scholarship for an assistant who has the function of carrying out general and logistics coordination: sheet music, music stands, spare parts, schedules, etc.; this being a rotating charge.

2019 was a year of professionalization of the young group, which began with rehearsals to prepare young people for annual auditions - with Maestro Tedesco and a special jury - with the aim of revalidating scholarships and enabling the entry of new fellows. In addition, a full day of studio recording was organized, which not only allowed young people to have the experience of recording at a professional level, but also to obtain a large amount of material with high quality sound.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

5.	Project Amalthea "Another Story"

Another Story is a project that the Society carries out together with the Amaltea civil Association aimed at the social insertion of people in the extreme poverty of C.A.B.A. and the nearby conurbano, most related to the problem of drug use, especially paco (cocaine base paste).

This year one of the main milestones was the completion of the construction of the building in Villa 15, Hidden City of the Autonomous City of Buenos Aires, in order to carry out an interdisciplinary and comprehensive approach to the problem, directly intervening in the specific place - family, neighborhood - where it happens and develops. The architectural design of this space was completely designed for the success of the project, where participants can feel content, do not lose connection with the urban context and make the most of the workshops and psychological assistance.

There, training, workshops and follow-up are carried out in productive work, such as: construction of recycled wooden furniture of pallets, handmade laundry for cars, bakery for self-supply of bread that is consumed daily, peeled nuts, assembly and assembly of armchairs of 3 bodies in an agreement articulated with the Unimate company, and the construction of iron articles and furniture, among other activities of generation of genuine employment.

Currently, the Program benefits 25 people in situations of consumption between 16 and 45 years old and their families.

6.	Respect for Human Rights

The Society has a strong commitment for people, their dignity and rights; and as such, works in partnership with public organizations and civil society organizations on this issue from its place of greatest relevance, which is awareness raising, by providing spaces within airports.

In this regard, in 2018 the Society continued to work on campaigns to combat child sexual exploitation with the Ministry of Justice and Human Rights of the Nation and the national campaign on the detection of situations of trafficking in persons in the airport sector for which it signed a Framework Agreement of Cooperation and Technical Assistance in Prevention and Investigation of the Crime of Human Trafficking with the Ministry of Security of the Nation, Ministry of Transportation of the Nation, the ORSNA, the National Directorate of Migrations, Aerolineas Argentinas and the Airport Security Police (PSA).

On the other hand, in 2018, Aeropuertos Argentina 2000 signed a Framework Agreement for Institutional Collaboration with the INADI (National Institute against Discrimination, Xenophobia and Racism), through which the parties agree to promote joint actions to favor cooperation spaces and exchange in the fight against discrimination.

7.	Labor Inclusion

The Company promotes inclusion inside and outside the company. That is why in the selection process it does not consider any particular characteristic of people beyond their professional competences for the position, and actively favors an inclusive work environment through programs in alliance with civil society organizations for incorporation into the Personnel staff belonging to disadvantaged groups. In addition, it has policies and procedures that favor the professional growth of employees based exclusively on their merits.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

From the Educational and Labor Insertion Program in Customer Experience “Create Community”, together with the Cimientos Foundation, an initiative is developed that aims to invite the different actors of the airport community to participate in a space of cooperation and cooperative training and labor inclusion of young people, generating integration and promotion of good practices within the industry. Also, since 2010, the Company has worked with the Pescar Foundation in a labor inclusion program for low-income youth from the last year of schools in Ezeiza, province of Buenos Aires, and since 2013 it has participated in the Supported Employment Program (EcA) of DISCAR that seeks the labor inclusion of people with intellectual disabilities.

8.	Access to water

The program of access to drinking water arose from an initiative of the Ministry of Development of the Nation who identified this need in the communities of our country. The Company joined the initiative to consider this issue a key aspect for social development, and for the transverse scope of the project that can be replicated in different locations of the 35 airports of the Concession.

In this way, since 2014, the Company works - with the active participation of the Ministry of Social Development of the Nation, provincial ministries, municipalities, local organizations and the beneficiary community who is responsible for the care of the facilities - in the Provinces of Neuquén, Salta and Chaco in infrastructure projects that allowed to supply drinking water to more than 630 families. The main role of the company, in addition to the economic contribution, is the articulation between the different actors of the project and the integral coordination of the responsibilities of each participant. This initiative generates, from the accessibility of this vital water resource, a direct impact on the development of the quality of life, health and well-being of the people of the beneficiary communities; and a value for the economic and labor development of the areas since these are mostly agricultural production and cattle farming.

Since 2019, together with the ASAS Program, the Company has supported the production of self-sustaining arsenic abatement plants to provide safe water to communities that are affected by arsenic contamination. Thus, tanks were delivered to them in the communities of Las Costas, Municipality of Galpon, Salta, where a community arsenic plant was assembled in 2018 at the Community School and in the Municipalities of La Verde, Lapachito, Barranqueras and Margarita Belen in the Province of Chaco. The investment was $ 3,000,000 for the production of 100 depletion plants presented to the Federal Water Council that qualified them as an innovative development of high impact.

9.	Recognition of the Ecumenical Social Forum

In 2018, the Ecumenical Social Forum awarded the Society with two distinctions: the Solidarity Entrepreneur Award in the Education category for the Future Graduates Program and the Educational and Labor Insertion Program “Create Community” and the prize for the Best Corporate Social Report of the Argentina 2018 for the 2018 Sustainability Report of Aeropuertos Argentina 2000.

10.	Distinction of CEADS (Argentine Business Council)

The company received a distinction granted by the Argentine Business Council for Sustainable Development (CEADS), during the presentation of the 2018 Report "Connecting Companies with the SDGs".

The award distinguishes the contribution of the Society to SDG No. 8 (Sustainable Development Goals) of the UN 2030 agenda: "Promote Sustained, Inclusive Economic Growth, Full and Productive Employment and Decent Work for All."

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

ENVIRONMENT

The Company has an Environmental Management System based on a set of administrative directives, organization and operational knowledge. In this framework, it works on actions and programs to make the use of resources more efficient, reduce, prevent and compensate for the environmental impacts of its operations.

Among the actions it performs we highlight:

-	Management of waste similar to the domiciliary: they are disposed of in sanitary landfills.

-	Management of non-hazardous waste: a paper, glass and plastic recycling program is carried out, and the supplier companies are asked to return toners and vehicle batteries at the end of their useful life. Regarding electronic waste, they are donated to partner organizations for their use. Scrap, wood and other bulky waste are delivered to authorized centers.

-	Management of hazardous waste: it is carried out in accordance with the protection of human health, the defense of the environment and the preservation of natural resources, for which the airport manages them in accordance with current legislation.

-	Participation in the Integrated Internal Waste Management Program (GIRI), which establishes waste separation measures at source in the corporate building located in the Palermo neighborhood, CABA.

-	Effluent and waste management: permit holders of the Ezeiza International Airport installed liquid effluent treatment plants to reduce their contribution of organic matter to total emissions.

-	Efficient water management.

-	Responsible consumption of energy and mechanisms to achieve its reduction with the incorporation of alternative energy sources.

-	The measurement of the carbon footprint.

-	Internal and external environmental awareness campaigns.

-	Latest technology equipment was acquired for Operative Snow: a tractor and a snow sweeper for Rio Grande; a tractor and a sweeper for Río Gallegos and an F4000 truck with snow shovel for Comodoro Rivadavia airport. These equipments allow to be more efficient in the tasks of ice and snow removal, reduce work times by increasing cleaning capacity and improving safety.

In relation to the Company's Environmental Policy, it should be noted that in 2019 a series of preventive measures were taken that promoted constant evolution in environmental management, such as:

-	Measurement of Greenhouse Gases at Ezeiza Airport;

-	the real-time measurements of noise and gas emissions at El Palomar Airport;

-	Expansion of the urban solid waste recycling program at the airports of Bariloche, Córdoba and Mar del Plata;

-	Definition of parameters to unify the maintenance plans for sewage effluents in all airports.

CLOSING NOTES

The Company has complied with all the obligations contained in the Agreement.

During 2019, a comprehensive management continued, which, framed in the premises established in the Corporate Risk Management Policy, promotes management of reputational issues, effectiveness and efficiency of processes, financial and budgetary, regulatory compliance, reporting, technology and fraud in general

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Special emphasis was placed during the year on: issues of regulatory compliance in AA2000 Compliance program framework, improvements in the framework of internal control, improvements in aspects related to Integrity, and efficiency.

As an example, we can mention among the measures applied, the development of tools for due diligence that provide preventive control regarding integrity, reputational and regulatory compliance risks.

Regarding the development of Norms and Procedures, the Corporate Regulatory Body has 150 regulations in force that define safe and efficient processes in the different areas of Corporate functioning and Business Units.

Additionally, and within the operational scope, during 2019 there were no significant increases in any indicator directly linked to the air activity.

Finally, and specifically in the context of information security, the Company maintains a continuous review of the set of policies and standards, and a Computer Security Committee dedicated to the control of these risks.

During the current fiscal year, the amount of $3,394,895,174 has been deposited in the accounts of the “Trust Agreement for the Strengthening of the National Airport System". Likewise, $2,796,746,350 (nominal) have been deposited in the trusts for works.

Perspectives for 2019

In 2019 the passenger traffic of the company has had a very good evolution reaching 41,2 million, of which 26,7 million were domestic passengers, 13 million international passengers and 1,4 million passengers in transit, with growths of 13% in the domestic ones and a decrease of 3.4% in the international ones compared with the previous year. In total, passenger traffic grew 7.3% compared to 2018.

The outstanding evolution of passengers was also accompanied by a significant growth in investments in infrastructure works both on runways and terminals at airports in the interior of the country and also in the metropolitan area of Buenos Aires. During the year 2019, the Company presented investments to ORSNA for $11,648 million. To this amount it must be added the payments to the trusts of specific affectation for works for $2,900 million.

It should be noted that the macroeconomic volatility of 2019 impacted international traffic negatively. Likewise, the impact that the new foreign exchange measures can have on international traffic is still unknown. Meanwhile, domestic traffic continued to show the positive trend of recent years.

With regard to the execution of investments in infrastructure, we refer to what is expressed in the Infrastructure section of this Report.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Destination of the results of the year

This Board of Directors raises the aforementioned documentation for the approval of the Shareholders and recommends that the results obtained in the current year for a total amount of $5,908,363,071 have the following destination: (i) $295,418,154 for the constitution of the legal reserve; (ii) $151,623,215 to the distribution of the dividends corresponding to the preferred shares held by the National Government in accordance with the resolution of the extraordinary general meeting of shareholders of the Company held on March 6, 2008 and clause 14 and annex VII of the agreement of the concession contract, payable in preferred shares; (iii) the remainder of $5,461,231,702 in a reserve to guarantee the execution of plans for future works.

To conclude, we appreciate the collaboration obtained during our management of the AA2000 staff, our clients, suppliers, banking entities and other organizations with whom we share the daily activity and greet the Shareholders with the most distinguished consideration.

Autonomous City of Buenos Aires, February 27, 2020

THE BOARD OF DIRECTORS

Martín Eurnekian
President

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Corporate Governance Code Report required by General Resolution No. 797/19 of the National Security Commission

ATTACHMENT IV

A)	THE ROLE OF THE BOARD OF DIRECTORS

Principles

I.	The company must be led by a professional and trained Board that will be in charge of laying the necessary foundations to ensure the company's sustainable success. The Board of Directors is the guardian of the company and the rights of all its Shareholders.

II.	The Board of Directors must be responsible for determining and promoting corporate culture and values. In its performance, the Board of Directors must guarantee the observance of the highest standards of ethics and integrity based on the best interest of the company.

III.	The Board of Directors must be in charge of ensuring a strategy inspired by the vision and mission of the company, which is aligned with its values and culture. The Board of Directors must engage constructively with management to ensure the correct development, execution, monitoring and modification of the company's strategy.

IV.	The Board of Directors will exercise permanent control and supervision of the company's management, ensuring that management takes actions aimed at the implementation of the strategy and the business plan approved by the board.

V.	The Board of Directors must have the necessary mechanisms and policies to exercise its function and that of each of its members efficiently and effectively.

1.           The Board of Directors generates an ethical work culture and establishes the vision, mission and values of the company.

The board of the Company approved the Corporate Governance Code that establishes within its functions to determine and promote corporate culture and values. In its performance, the board of directors must guarantee the observance of the highest standards of ethics and integrity based on the best interest of the Company and its shareholders.

For its part, during the years 2018 and 2019 the Board of Directors of the Company approved a Code of Conduct and integrity policies, which were communicated to all employees of the organization, and that focus on the prevention and detection of corruption and the fraud. In particular, they consist of implementing the necessary measures for the Company to carry out its activity in an adequate transparency framework. To this end, it works, among other axes, on the promotion of ethics, transparency and integrity and carries out actions aimed at the formation and dissemination of ethical issues.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Corporate Governance Code Report required by General Resolution No. 797/19 of the National Security Commission (Contd.)

2.           The Board of Directors sets the general strategy of the company and approves the strategic plan developed by management. In doing so, the Board of Directors takes into account environmental, social and corporate governance factors. The Board of Directors supervises its implementation through the use of key performance indicators and taking into account the best interest of the company and all its shareholders.

Among the functions of the board, is to ensure a strategy aligned with the vision and mission defined, consistent with the values and culture of the Society. Its implementation must be monitored by using key performance indicators.

For its part, the Code of Conduct of the Company, approved by the board of directors, establishes within its principles that the Company seeks to align its commercial strategy with the commitment to contribute to the economic and social development of the communities in which it has its operations, promote local development in an efficient and sustainable manner and respect the values for a safe, clean and healthy work environment.

Among the functions of frontline management, is to ensure that the activities of the Company are consistent with the business strategy, the policies approved by the board of directors and the risks to be assumed. Periodically, the general manager informs the board of directors of compliance with the strategic plan and the works plan.

3.           The Board of Directors supervises management and ensures that it develops, implements and maintains an adequate internal control system with clear reporting lines.

The board of directors has approved a management structure with clear reporting lines, which allows it to have an adequate internal control system.

The management of the Company is composed of:

•	seven managers of the first line (General Manager –CEO-, Operations Manager –COO, Administration and Finance Manager –CFO-, Human Resources Manager -CHRO-, Legal Manager –CLO-, Infrastructure Manager and Manager of Customer Experience –CXO-), with report to the chair;

•	six general managers of the business units: Ezeiza Airport, Air Cargo Terminal, Jorge Newbery Airport, West Business Unit, Northeast Business Unit, and South Business Unit, with report to the general manager (CEO); and

•	support and control functions: Compliance and Internal Control Department; (ii) Internal Audit Management, both with report to the vice presidency; and (ii) Secretary of the Presidency.

The frontline management must make two annual presentations to the board of directors, exposing the main issues they are working on and the challenges they estimate will be presented in the short term.

4.           The Board of Directors designs corporate governance structures and practices, designates the person responsible for their implementation, monitors their effectiveness and suggests changes if necessary.

The board of directors approves the Corporate Governance Code, as well as any modifications made to it.

The Corporate Governance Code establishes, within the functions of the board of directors, that of designing corporate governance structures and practices, appointing the person responsible for their implementation, monitoring their effectiveness and suggesting changes if necessary.

Consequently, the board will designate the person responsible for its implementation and monitoring.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Corporate Governance Code Report required by General Resolution No. 797/19 of the National Security Commission (Contd.)

5.           The members of the Board of Directors have sufficient time to perform their duties in a professional and efficient manner. The Board of Directors and its committees have clear and formalized rules for its operation and organization, which are disclosed through the company's website.

In accordance with the Corporate Governance Code of the Company, directors must perform their duties with the diligence of a good businessman. Each director will be diligently informed about the business of the Company, will devote the time and effort required to perform their duties efficiently and must take appropriate measures for good management and control of the Company.

Currently, the bylaws contain provisions on the operation of the board and the audit committee. For its part, the audit committee has an internal operating regulation. In addition to the bylaws and internal regulations, the provisions of Law No. 26,831 and the regulations of the CNV (T.O. 2013) are applicable for the operation of the audit committee.

Both the regulations of the committee and the bylaws of the company are known to the general public for being on the website of the National Securities Commission. For its part, the website of the Company has a direct redirection to the CNV page.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Corporate Governance Code Report required by General Resolution No. 797/19 of the National Security Commission (Contd.)

B)	THE PRESIDENCY IN THE BOARD OF DIRECTORS AND THE CORPORATE SECRETARIAT

Principles

VI.	The President of the Board of Directors is responsible for ensuring the effective fulfillment of the functions of the Board of Directors and for leading its members. It must generate a positive work dynamics and promote the constructive participation of its members, as well as ensure that the members have the necessary elements and information for decision making. This also applies to the Presidents of each Board committee regarding their work.

VII.	The Chairman of the Board of Directors must lead processes and establish structures seeking the commitment, objectivity and competence of the members of the Board of Directors, as well as the better functioning of the body as a whole and its evolution according to the needs of the company.

VIII.	The Chairman of the Board of Directors must ensure that the Board of Directors in its whole is involved and is responsible for the succession of the general manager.

6.           The President of the Board of Directors is responsible for the good organization of the meetings of the Board of Directors, prepares the agenda ensuring the collaboration of the other members and ensures that they receive the necessary materials with sufficient time to participate efficiently and informed in the meetings. The Chairmen of the committees have the same responsibilities for their meetings.

In accordance with the provisions of the Corporate Governance Code, and in the bylaws of the company, the chairman of the board of directors is responsible for ensuring the effective fulfillment of the functions of the board of directors and leading its members. To do this, it must ensure that the directors receive, in advance, sufficient information to discuss the agenda items and direct the deliberations that take place at the board meetings. It also ensures the annual preparation and delivery to the board of directors of a schedule of meeting dates and their corresponding agenda and promotes the integral discussion of strategic matters.

The President must lead processes and establish structures that ensure the commitment, objectivity and competence of the members of the board, as well as the better functioning of the body as a whole and its evolution according to the needs of the Company. Therefore, he must ensure that they receive ongoing training to keep up to date and be able to properly perform their duties.

7.           The Chairman of the Board of Directors ensures the proper internal functioning of the Board of Directors through the implementation of formal annual evaluation processes.

As provided by the General Companies Law, it is the shareholders meeting that evaluates the performance and controls the management of the board of directors.

8.           The President generates a positive and constructive workspace for all the members of the Board and ensures that they receive continuous training to keep up to date and be able to fulfill their duties correctly.

The experience, the moral and professional suitability and the personal and professional background of the directors are determining parameters taken into account by the shareholders for their appointment.

In turn, the Corporate Governance Code establishes that the Chairman of the board of directors must lead processes and establish structures that ensure the commitment, objectivity and competence of the board members, as well as the better functioning of the body as a whole and its evolution according to the needs of the Company.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Corporate Governance Code Report required by General Resolution No. 797/19 of the National Security Commission (Contd.)

The board of directors establishes an induction program for the new directors in order to provide them with a fast and sufficient knowledge about the Company, including the rules of corporate governance to create understanding, trust and credibility. The director training plan is executed taking into account the present and future needs considering the business objectives and the internal and external context.

9.           The Corporate Secretariat supports the Chairman of the Board in the effective administration of the Board of Directors and collaborates in communication between shareholders, Board of Directors and management.

Within the new organizational structure of the Company, the Presidency Secretariat function was created, which aims to control and assist in the design and operation of the new structure. In this way, it supports the President in the effective administration of the board of directors and collaborates in the communication between shareholders, directors and managers.

10.         The Chairman of the Board ensures the participation of all its members in the development and approval of a succession plan for the company's general manager.

The president, together with the human resources area, will prepare a general succession plan and present it to the board.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Corporate Governance Code Report required by General Resolution No. 797/19 of the National Security Commission (Contd.)

C)	COMPOSITION, NOMINATION AND SUCCESSION OF THE BOARD

Principles

IX.	The Board of Directors must have adequate levels of independence and diversity that allow it to make decisions in the best interest of the company, avoiding group thinking and decision-making by individuals or dominant groups within the Board.

X.	The Board of Directors must ensure that the company has formal procedures for the proposal and nomination of candidates to fill positions in the Board of Directors in the framework of a succession plan.

11.        The Board of Directors has at least two members who have the status of independent members in accordance with the current criteria established by the National Securities Commission.

The Board of Directors of the Company is made up of eight directors, of which four are "independent" in the terms of the National Securities Commission. Since the ordinary capital of the Company is owned by 85% of the controlling shareholder and 15% of the national State, two of the directors are appointed by the national State shareholder and, consequently, are independent. Of the other six directors, the majority shareholder appointed two independent directors. The proportion of independent members is related to the capital structure of the issuer.

12.        The company has a Nominating Committee that is composed of at least three (3) members and is chaired by an independent director. If the Nominating Committee is chaired by the Chairman of the Board, he will refrain from participating in the treatment of the designation of his own successor.

At the moment the Company does not consider necessary the creation of remuneration, appointment and corporate governance committees.

The board of directors assumes responsibility for remuneration, appointments and corporate governance, as a collegiate body, thus allowing the participation of all its members in all instances.

13.        The Board of Directors, through the Nominating Committee, develops a succession plan for its members that guides the process of pre-selection of candidates to fill vacancies and takes into account the non-binding recommendations made by its members, the General Manager and the Shareholders.

See answer previous point.

14.         The Board of Directors implements an orientation program for its new elected members.

As it emerges from the Corporate Governance Code, the board of directors establishes an induction program for new directors in order to provide them with a quick and sufficient knowledge about the Company, including the rules of corporate governance to create understanding, trust and credibility. The director training plan is executed taking into account the present and future needs considering the business objectives and the internal and external context.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Corporate Governance Code Report required by General Resolution No. 797/19 of the National Security Commission (Contd.)

D)	REMUNERATION

Principles

XI.	The Board of Directors must generate incentives through remuneration to align management - led by the general manager - and the Board of Directors with the company's long-term interests in such a way that all directors meet their obligations with respect to all their shareholders equitably.

15.         The company has a Compensation Committee that is composed of at least three (3) members. The members are entirely independent or non-executive.

At the moment the Company does not consider the creation of remuneration, appointment and corporate governance committees necessary.

The board of directors assumes responsibility for remuneration, appointments and corporate governance, as a collegiate body, thus allowing the participation of all its members in all instances.

16.         The Board of Directors, through the Compensation Committee, establishes a remuneration policy for the general manager and members of the Board.

Apply the answer from the previous point.

Among the functions of the board of directors are to define the remuneration and appointment policies of frontline officials and directors.

The remuneration of the directors must be established within the framework approved by the shareholders. The specific determination of the amount to be paid to each director and the method of payment will be proposed by the board. In this regard, the board of directors will take into account the functions and responsibilities of each director, the positions they hold within that body and other objective circumstances that they consider pertinent.

For management positions, the Company has a remuneration policy, including variable concepts subject to the result of the business and the fulfillment of individual objectives.

Roles are designed with the corresponding job description for each management.

At the same time, a salary structure was designed by bands, in order to manage salaries competitively according to the market and equitable internally. A new Variable Remuneration Policy was also implemented, which rewards the achievement of results (WHAT) in line with our values (HOW).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Corporate Governance Code Report required by General Resolution No. 797/19 of the National Security Commission (Contd.)

E)	ENVIRONMENT CONTROL

Principles

XII.	The Board of Directors must ensure the existence of a control environment, consisting of internal controls developed by management, internal audit, risk management, regulatory compliance and external audit, which establishes the necessary lines of defense to ensure integrity in the operations of the company and its financial reports.

XIII.	XIII The Board of Directors must ensure the existence of a comprehensive risk management system that allows management and the Board of Directors to efficiently direct the company towards its strategic objectives.

XIV.	XIV The Board of Directors must ensure the existence of a person or department (depending on the size and complexity of the business, the nature of its operations and the risks it faces) responsible for the internal audit of the company. This audit, to evaluate and audit the internal controls, corporate governance processes and risk management of the company, must be independent and objective and have its reporting lines clearly established.

XV.	The Audit Committee of the Board of Directors will be composed of qualified and experienced members, and must fulfill its functions in a transparent and independent manner.

XVI.	The Board of Directors must establish appropriate procedures to ensure the independent and effective performance of the External Auditors.

17.         The Board determines the company's risk appetite and also monitors and guarantees the existence of a comprehensive risk management system that identifies, evaluates, decides the course of action and monitors the risks faced by the company, including -among others- environmental, social risks and those inherent in the business in the short and long term.

The Board approved the Corporate Risk Management Policy and the Corporate Risk Management Procedure. In the latter, the concepts of Risk Appetite and Tolerable Risk are defined. The Policy and Procedure are aligned with the conceptual framework for the purpose of the Committee of Sponsoring Organization of the Treadway Commission (C.O.S.O.).

For risk management, the board defines the levels of acceptable risk for the achievement of its objectives. On the other hand, the audit committee proposes the strategy and supervises the operation of Corporate risk management. Frontline managers know the exposure levels of risk and ensure that the criteria established in the corporate risk management policy are complied.

Finally, the function of corporate risk management is to monitor and coordinate with the different areas of the company that the activities are carried out as planned by the higher bodies.

18.         The Board monitors and reviews the effectiveness of the independent internal audit and guarantees the resources for the implementation of an annual risk-based audit plan and a direct report line to the Audit Committee.

The Company has an Internal Audit Statute, approved by the board dated August 7, 2018. The Company adopts the definition provided by the Institute of Internal Auditors, which describes the Internal Audit as an independent and objective activity of assurance and consultation, designed to add value and improve the operations of an organization. Collaborate with the organization to achieve its objectives by providing a systematic and disciplined approach to assess and improve the effectiveness of risk management, control and governance processes.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Corporate Governance Code Report required by General Resolution No. 797/19 of the
National Security Commission (Contd.)

The Company is committed to maintaining high standards of internal control in its operations. That is why this area has been designed to carry out continuous evaluations, being the policy of the Company to establish and support this activity.

The mission of the internal audit is to evaluate whether the risk management, control and governance processes, designed and implemented by the Company, are adequate and work in such a way as to ensure that:

(i) Risks that affect strategic objectives are identified and managed correctly, including those that have an impact on the reputation of the Company.

(ii) The interaction between the different government groups works properly.

(iii) The integrity program is implemented.

(iv) The operational, financial and management information is accurate, reliable, complete and presented on time.

(v) Employee actions comply whit the applicable policies, standards, procedures, laws and regulations.

(vi) Resources are acquired economically, are used efficiently and are duly protected.

(vii) Regulatory and legislative aspects of relevance that affect the Company are recognized and adequately addressed.

In the same sense, it is a source of consultation, as long as it does not compromise its independence.

To ensure the independence of the function, the Internal Audit Manager (“GAI”) reports to the audit committee on what it does to fulfill the function of this body, and to the online vice president. Additionally, it has full access to the board. Neither the GAI nor its team can carry out operational activities or make operational decisions or authorize transactions that are not respective to their areas.

In turn, the area (through its responsible) will have:

(i) Unrestricted, free and total access to all activities of the Company, reports, records, locations or facilities, assets and employees.

(ii) Free and direct access to the audit committee and external auditors.

(iii) Ability to allocate resources, set frequencies, select auditable units and objects and apply the techniques necessary to achieve audit objectives. In this regard, internal audit staff could also be outsourced as defined by the GAI.

(iv) Obtain the necessary assistance from the Audit Committee, the Board of Directors and the management and employees of the Company, as well as specialized external and internal advice.

(v) Implement procedures to delegate the aforementioned powers to internal audit staff and ensure the execution of the responsibilities of the department.

(vi) Attend meetings of the steering committees as deemed necessary.

On the other hand, in the performance of its functions, the GAI has the responsibility to:

(i) Develop and implement a flexible annual risk-based audit plan including special tasks or projects requested by management and / or by the audit committee in the exercise of its specific functions.

(ii) Adapt its team to the professionalism, experience and probity that are required.

(iii) Send periodic reports to management and the audit committee regarding the matters that they fulfill in their duties.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Corporate Governance Code Report required by General Resolution No. 797/19 of the
National Security Commission (Contd.)

(iv) Collaborate in the investigation and analysis of activities that are suspected of being fraudulent and in reporting the results to the vice president, and inform the audit committee regarding their scope of exercise.

(v) Advise management on issues related to internal controls, especially regarding the management of critical risks, critical changes in the system, critical observations regarding the presentation of information and structure.

(vi) Implement internal procedures that regulate their actions.

(vii) Verify compliance with the internal audit statute, submit consideration of the adjustments to the board and the audit committee for review and approval, and review it periodically.

19. The internal auditor or members of the internal audit department are independent and highly trained.

The management body elected an audit committee in which the majority of its members are independent. The Chairman of the committee is one of the independent members.

The GAI responds functionally to the audit committee and hierarchically to the vice president, as indicated above.

The GAI independence practices align with what is established in the International Framework for the Professional Practice of Internal Auditing.

All members of the internal audit management are well versed in financial, business and accounting matters and have the necessary authority to perform their tasks effectively, objectively and independently, as established in the aforementioned framework. These members have adequate knowledge in relation to:

- Risk assessment and, in particular, the risk of fraud.

- Use of technological resources to perform the audit task (such as ACL).

The GAI has access to all the records, documents, files and other information that is necessary to carry out its work and its members have direct communication with all the people of the different areas of the organization.

The GAI has an autonomous budget to obtain the necessary resources to do its homework and to cover the corresponding expenses, including the training of its members.

20. The Board of Directors has an Audit Committee that acts on the basis of a regulation. The committee is mostly composed and chaired by independent directors and does not include the general manager. The majority of its members have professional experience in financial and accounting areas.

The bylaws in its article X provide that the Company must have an audit committee, which is governed by said article and by the regulations of the audit committee that was approved by the ordinary and extraordinary general meeting of the Company held on July 18, 2016. According to the provisions of these standards, the audit committee must be composed of three members of the board of directors, most of whom must be independent directors. The chair of the committee must fall to an independent director. The members are appointed by the director considering his or her knowledge on business, financial and accounting issues.

The general manager does not integrate the audit committee.

21. The Board of Directors, with the opinion of the Audit Committee, approves a policy for the selection and monitoring of external auditors in which the indicators to be considered when making the recommendation to the Shareholders' Meeting on the conservation or replacement of the external auditor are determined.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Corporate Governance Code Report required by General Resolution No. 797/19 of the
National Security Commission (Contd.)

The Audit Committee has the following functions in relation to the appointment of the external auditor of the Company:

(i) Consideration of the background of the audit firm and of the regular and alternate auditors appointed by the assembly, of the independence policy and quality standards of the audit firm and of the emphasis given to its application.

(ii) Issue an opinion regarding the board's proposals for the selection, appointment, re-election and replacement of the external auditor of the Company.

(iii) Review the affidavits and inscriptions established by the CNV of both the auditing firm and the regular and alternate auditors appointed by the shareholders meeting.

(iv) Review the contents of the contracting letter of the external audit.

In turn, the Audit Committee conducts an annual evaluation of the independence of the external auditors, stating their opinion in the minutes of the said committee.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Corporate Governance Code Report required by General Resolution No. 797/19 of the
National Security Commission (Contd.)

F)	ETHICS, INTEGRITY AND COMPLIANCE

Principles

XVII.	The Board of Directors must design and establish appropriate structures and practices to promote a culture of ethics, integrity and compliance with regulations that prevent, detect and address serious corporate or personal failures.

XVIII.	The Board of Directors will ensure the establishment of formal mechanisms to prevent and otherwise deal with conflicts of interest that may arise in the administration and management of the company. It must have formal procedures that seek to ensure that transactions between related parties are carried out in the best interest of the company and the equitable treatment of all its shareholders.

22. The Board of Directors approves a Code of Ethics and Conduct that reflects ethical and integrity values and principles, as well as the company's culture. The Code of Ethics and Conduct is communicated and applicable to all directors, managers and employees of the company.

The Company has a new Code of Conduct (the “Code”) that was approved by the Company's board of directors at its meeting on August 7, 2018 and was communicated to all employees of the organization. This Code is known and must be complied with by the members of the board, trustees, members of the committees, employees and interns of the Company (the “Collaborators”). It also applies to suppliers, commercial agents, representatives, contractors, subcontractors, customers, permit holders, and other interest groups (the "Business Partners"). The management of the Company and the compliance department, with the assistance of the human resources department, must take the necessary measures so that all Collaborators are trained to comply with the provisions of the Code.

Its purpose is to establish the guidelines that govern the ethical behavior of all Employees and their Business Partners and ensure that they are observed to maintain a conduct with high professionalism and integrity, not only within the Company but also in relationships with other interested parties.

All Partners of the Company must send the Commitment Mission set forth in the Code of Conduct to the duly formed human resources department.

In turn, the Company has implemented an intensive, mandatory and global plan, in various formats, which includes theoretical material and practical cases. The first stage (aimed at directors, managers and airport administrators) began during the month of November 2018 and the training presented both the Integrity Program and its work axes: Code of Conduct and related policies.

In the case of Business Partners, these measures are in charge of the general management together with the compliance department and the legal department.

23. The Board of Directors establishes and periodically reviews, based on the risks, size and economic capacity, an Ethics and Integrity Program. The plan is visibly and unequivocally supported by management who designates an internal manager to periodically develop, coordinate, supervise and evaluate the program for its effectiveness. The program provides: (i) periodic trainings to directors, administrators and employees on ethics, integrity and compliance issues; (ii) internal channels for reporting irregularities, open to third parties and adequately disseminated; (iii) a policy of protection of whistleblowers against reprisals; and an internal investigation system that respects the rights of those investigated and imposes effective sanctions on violations of the Code of Ethics and Conduct; (iv) integrity policies in bidding procedures; (v) mechanisms for periodic risk analysis, monitoring and evaluation of the Program; and (vi) procedures that verify the integrity and trajectory of third parties or business partners (including due diligence for the verification of irregularities, illegal acts or the existence of vulnerabilities during the processes of corporate transformation and acquisitions), including suppliers, distributors, service providers, agents and intermediaries.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Corporate Governance Code Report required by General Resolution No. 797/19 of the
National Security Commission (Contd.)

At the end of 2017, the Internal Control and Compliance Department was created, which reports to the Vice President of the Company (and has direct access to the Audit Committee).

The main function of this area is to establish the necessary mechanisms to ensure that the Company, the "Collaborators" and "Business Partners" comply with the regulatory framework related to its subject (Internal Control, Integrity, Risks, standards and procedures).

For its part, the Integrity Program focuses on the prevention and detection of corruption and fraud. In particular, it consists in implementing the necessary policies for the Company to carry out its activity in an adequate transparency framework. To this end, it works on the following axes:

(i) Promotion of ethics, transparency and integrity: carries out actions aimed at the formation and dissemination of ethical issues and internal control.

(ii) Code of Conduct: establishes the guidelines that govern the ethical behavior of all Employees and their Business Partners.

(iii) Complaints channel: jointly with the person responsible for internal auditing, it manages and tracks complaints about possible violations of the Code of Conduct.

The Board of Directors of the Company approved at its meeting on August 7, 2018 the Complaints Channel Policy, which is applicable to the Company and to all Collaborators and Business Partners.

This policy states:

•	the procedures applicable in the event that any individual is aware of the existence of facts contrary to the principles stipulated in the Code of Conduct of the Company;

•	the treatment and monitoring that the Company will give to the complaints, and

•	the protection of confidentiality and other guarantees of the complainant.

The aforementioned procedures are designed to ensure the fair treatment of the personnel involved and to protect their rights of defense against accusations.

For its part, the board of directors approved the Conflict of Interest Prevention Policy at its meeting on August 27, 2018. This policy is intended to know and manage conflicts of interest. For this, it establishes a declarative regime for them, mandatory for all employees with hierarchical positions and for all those who perform their tasks in specific risk areas.

Additionally, the Company, through its Policy for the Prevention of the Misuse of Privileged Information regulates the use of non-public information obtained through relations with the Company or with its controlling, controlled or related companies, and with the operations with securities based on such information, in order to protect the interests of investors.

The policy of gifts and attentions aims to regulate the granting and reception of gifts and attentions in a transparent manner in labor activities, without obtaining undue advantages, to ensure the construction of integral relationships.

Due diligence procedures to regulate relations with third parties were also implemented and approved.

A new disclosure procedure will be submitted to the board for consideration in the coming months; an update of the Gift and Attention Policy; an update of the conflict of interest forms; the due diligence of Suppliers and Licensees and a policy of Transactions with Related Parties.

Finally, the Company has comprehensive risk management policies and has risk management procedures for different areas oriented to the conceptual framework of the Committee of Sponsoring Organizations of the Treadway Commission (C.O.S.O).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Corporate Governance Code Report required by General Resolution No. 797/19 of the
National Security Commission (Contd.)

24. The Board of Directors ensures the existence of formal mechanisms to prevent and deal with conflicts of interest. In the case of transactions between related parties, the Board of Directors approves a policy that establishes the role of each corporate body and defines how those harmful transactions are identified, managed and disclosed to the company or only to certain investors.

The Code of Conduct of the Company establishes that all Employees must avoid situations that present or may present a conflict, between their personal interests and the interest of the Company. In order to circumvent this, the Company urges the open disclosure of this type of information.

For its part, the Board of Directors, at its meeting on August 27, 2018 approved the Conflict of Interest Prevention Policy that aims to establish a mandatory declarative regime, and set the guidelines on the behavior that employees must assume when a conflict of interest is presented, classifies them as real and potential, and establishes the routes of action to follow in case of a conflict of interest.

The Code of Conduct of the Company establishes that it protects and limits the disclosure of confidential records to those with a strict need for knowledge. Similarly, the disclosure of information that commits the Company to third parties and / or talk about it in public areas should be avoided.

The Company, through its Policy of Prevention of the Misuse of Privileged Information regulates the use of non-public information obtained through relations with the Company or its controlling, controlled or related companies and with operations with securities values based on such information.

The regulation of the audit committee provides for the procedure to be followed in the case of transactions with related parties. In this sense, it consists of:

1) Prior to the conclusion of an agreement with a Related Party for a Relevant Amount, the Vice President of the Company will inform the audit committee and forward the documentation requested for its review according to normal and usual market conditions between independent parties.

2) The audit committee may request the additional information it deems necessary and, where appropriate, hire experts to that effect.

3) The intervention of the audit committee will be in these cases prior to treatment and board approval.

The main operations carried out by the Company with companies included in article 33 of Law No. 19,550 and / or with other related parties are set forth in the corresponding notes of the audited financial statements of the Company, whether it is accounting documentation for intermediate or annual periods.

On the other hand, the Company has issued negotiable obligations for which it has committed personally and its subsidiaries, directly or indirectly, not to carry out or allow the continuation of any activity, business, agreement or other operation with an affiliate or any director, officer or employee of the Company (or any of its relatives), any of its subsidiaries or any affiliate of any of them (either in a single operation or in a series of related operations), unless such activity , business, agreement or other operation be:

(i) in terms at least as favorable to the Company (or said subsidiary) that those that the Company (or said subsidiary) could obtain in comparable transactions in market conditions with persons not affiliated with the adequate financial and technical capacity to carry out the operation; stipulating that in respect of any operation (or series of related operations) that involves total payments or transfers of goods or services with a fair value greater than: (a) US $ 10,000,000 (or its equivalent in any other currency), the Company must deliver to the issuing agent proof that said operation was approved in advance by a majority of the members (including a majority of the non-interested members) of the Board of Directors of the Company and / or said subsidiary (as applicable), and (b ) US $ 50,000,000 (or its equivalent in any other currency), the Company must deliver to the issuing agent an opinion of an independent appraiser regarding the suitability of said operation for the Company or said subsidiary from a financial point of view ;

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Corporate Governance Code Report required by General Resolution No. 797/19 of the
National Security Commission (Contd.)

ii) for the payment of reasonable fees and other remunerations paid and any compensation provided to officers, directors, employees, consultants or representatives of the Company or any of its subsidiaries as determined in good faith by the Company or its relevant subsidiary;

(iii) for loans and advances by the Company or any of its subsidiaries to any of its directors, officers and employees for expenses of transfer, representation and relocation, in each case made in the ordinary course of business and for an amount not exceeding to US $ 1,000,000 (or its equivalent in any other currency) in total pending at any time;

(iv) a restricted payment allowed by the terms and conditions of the negotiable obligations;

(v) a permitted investment recorded in the terms and conditions of negotiable obligations;

(vi) between fully controlled subsidiaries of the Company;

(vii) an operation under the Technical Assistance Contract once it has been reestablished; or

(viii) a sale of new capital stock of the Company or any of its subsidiaries issued to a person other than the Company or any of its subsidiaries, any contribution (except for the Company or any of its subsidiaries) to the capital of the Company or any of its subsidiaries or (except for debt held by the Company or any of its subsidiaries) the conversion into or exchange of any debt for subordinated debt or share capital of the Company or any of its subsidiaries.

For the purposes of this rule, are affiliated the holders (direct or indirect) of representative capital stock of 10% or more of the share capital of a person.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Corporate Governance Code Report required by General Resolution No. 797/19 of the
National Security Commission (Contd.)

G)	PARTICIPATION OF SHAREHOLDERS AND INTERESTED PARTIES

Principles

XIX.	The company must treat all Shareholders equitably. It must guarantee equal access to non-confidential and relevant information for the assembly decision of the company.

XX.	The company must promote the active participation and with adequate information of all the Shareholders, especially in the formation of the Board of Directors.

XXI.	The company must have a transparent Dividend Distribution Policy that is aligned with the strategy.

XXII.	The company must take into account the interests of its stakeholders.

25. The company's website discloses financial and non-financial information, providing timely and equal access to all Investors. The website has a specialized area for the attention of inquiries by investors.

The company discloses financial information through the website of the National Securities Commission.

In turn, the Code of Conduct and the contact information for inquiries of investors and the general public are published on the Company's website.

26. The Board of Directors must ensure that there is a procedure for identification and classification of its stakeholders and a communication channel for them.

The Company has an institutional website of free access, in which the different groups of interested parties can enter and access information of various kinds related to the Company (including the financial information that is available through a link to the CNV). The site is: www.aa2000.com.ar

Additionally, the web page allows the contact of the interested parties with the Company, through forms designed for this purpose. Information transmitted by electronic means responds to the highest standards of confidentiality and integrity.

Finally, it is worth mentioning that the Company has a Sustainability Report that communicates the main economic, social and environmental impacts through this tool that is the most used by companies worldwide, and that is prepared following the guidelines of the G Global Report Initiative (GRI) standards, which is a recognized standard for transparency and accountability. The digital version of this report is on the same web page.

27. The Board of Directors sends to the Shareholders, prior to the holding of the Meeting, a “provisional information package” that allows the Shareholders - through a formal communication channel - to make non-binding comments and share dissenting opinions with the recommendations made by the Board of Directors, the latter having that, when sending the final package of information, expressly issue on the comments received that it deems necessary.

1	http://www.cnv.gob.ar/sitioWeb/Empresas/Empresa/30696170580

2	https://www.aa2000.com.ar/contacto

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Corporate Governance Code Report required by General Resolution No. 797/19 of the
National Security Commission (Contd.)

The board of directors must ensure the informed participation of the shareholders in the general meetings and, consequently, adopt the measures it deems appropriate so that the general meeting can effectively exercise the powers conferred under the law and the bylaws. In particular, the board of directors makes available to the shareholders, prior to the general meeting, all information required by law.

Although the shareholders meeting does not have an operating regulation, it is a rule that all shareholders have at their disposal all the documentation to be treated by the assembly well in advance.

28. The bylaws of the company consider that the Shareholders can receive the information packages for the Shareholders Assembly through virtual media and participate in the Assemblies through the use of electronic means of communication that allow the simultaneous transmission of sound, images and words, ensuring the principle of equal treatment of participants.

The bylaws of the Company do not provide for the participation of remote shareholders nor is it necessary in view of the limited number of shareholders it has.

29. The Dividend Distribution Policy is aligned with the strategy and clearly establishes the criteria, frequency and conditions under which dividend distribution will take place.

The Company does not have a written dividend distribution policy. Notwithstanding the foregoing, the preferred shares held by the national State, issued by extraordinary general meeting of March 6, 2008, in accordance with the provisions of clause 14 and annex VII of the Concession Agreement, grant the holder an Annual fixed dividend equivalent to 2% of its nominal value, payable in preferred shares. The preferred dividend is cumulative in the event that the Company does not obtain liquid and realized profits.

The negotiable obligations issued by the Company in February 2017 provide for restrictions on the payment of dividends as of 2017. Notwithstanding these restrictions, the negotiable obligations allow the payment of dividends to the preferred shares to the extent that the distribution of dividends is legally allowed.

Under the provisions of the conditions of issuance of preferred shares, in the conditions of issuance of negotiable obligations and in the rules of the CNV, in case there are realized and liquid gains, once the dividends of preferred shares have been distributed, the balance of the result of the year may be used for the distribution of dividends within the established limits, or the creation of optional reserves.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Legal address:	Honduras 5663 - Autonomous City of Buenos Aires
Principal activity:	Use, management and operation of airports
Individual Financial Statements Fiscal Year N° 22 commenced January 1, 2019
DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:
Of the By-laws:	February 18, 1998
Of the last modification of the By-laws:	October 11, 2016
Registration number with the Superintendence of Corporations:	1645890
Expiration date of the company:	February 17, 2053
Parent Company:	Corporación América S.A.
Legal address:	Honduras 5673 – Autonomous City of Buenos Aires
Principal activity:	Investments and financing
Participation of the Parent Company in common stock and total votes:	45.90%

CAPITAL STOCK (Note 14)
	Subscribed	Paid-in
	$
Issued
79,105,489 Class “A” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
79,105,489 Class “B” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
61,526,492 Class “C” common shares of AR$ 1 par value and 1 vote each	61,526,492	61,526,492
38,779,829 Class “D” common shares of AR$ 1 par value and 1 vote each	38,779,829	38,779,829
747,529,409 Preferred shares of AR$ 1 par value with no voting right	747,529,409	747,529,409
	1,006,046,708	1,006,046,708

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Comprehensive Income

For the years ended at December 31, 2019 and 2018

	Note	12.31.19	12.31.18
		$
Continuous Operations
Revenue	3	37,185,896,397	37,069,892,452
CINIIF 12 - paragraph 14 Credit	5	18,141,501,302	9,987,730,887
Cost of service	10	(23,977,324,824)	(22,189,006,256)
CINIIF 12 - paragraph 14 Debit		(18,128,159,358)	(9,977,955,428)
Gross Profit		13,221,913,517	14,890,661,655
Distribution and selling expenses	10	(3,762,944,897)	(2,542,748,949)
Administrative expenses	10	(1,389,976,704)	(1,701,679,280)
Other income and expenses, net	3	864,348,157	836,433,866
Operating profit		8,933,340,073	11,482,667,292

Finance Income	3	595,580,935	2,099,735,160
Finance Costs	3	(2,866,395,186)	(8,059,455,653)
Result from exposure to changes in the purchasing power of the currency		(1,490,681,506)	(2,049,192,968)
Result of investments accounted for using the equity method	4	21,241,376	(5,376,761)
Income before Income Tax		5,193,085,692	3,468,377,070
Income Tax	3	715,277,379	(1,893,568,624)
Income for the year for continuous operations		5,908,363,071	1,574,808,446
Net Income for the year		5,908,363,071	1,574,808,446
Other comprehensive income		-	-
Comprehensive Income for the year		5,908,363,071	1,574,808,446

Earnings per share basic and diluted attributable to shareholders of the Company during the year (shown in $ per share ) from continuous operations		22.2683	6.0168

The accompanying notes are an integral part of these Individual Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Financial Position

At December 31, 2019 and 2018

		12.31.19	12.31.18
	Note	$
Assets
Non current Assets
Investments accounted for by the equity method	4	170,203,520	148,962,144
Intangible Assets	5	67,692,433,073	54,796,644,179
Rights of use		120,510,871
Other receivables	3	5,395,667,514	6,229,255,561
Total Non- Current Assets		73,378,814,978	61,174,861,884
Current Assets
Other receivables	3	3,469,253,873	1,586,008,094
Trade receivables, net	3	3,143,324,637	3,570,678,432
Investments	3	-	286,928,619
Cash and cash equivalents	3	1,929,992,925	5,962,790,045
Total Current Assets		8,542,571,435	11,406,405,190
Total Assets		81,921,386,413	72,581,267,074

Shareholders’ Equity and Liabilities
Equity attributable to Shareholders:
Common shares		258,517,299	258,517,299
Preferred shares		747,529,409	629,252,640
Share Premium		137,280,595	137,280,595
Adjustment of capital		11,531,677,820	11,501,309,958
Legal and facultative reserve		19,600,790,271	13,302,022,514
Retained earnings		5,908,713,081	9,141,611,490
Total Sharehoders’ Equity		38,184,508,475	34,969,994,496

Liabilities
Non- Current Liabilities
Provisions and other charges	9	206,841,495	201,670,444
Financial debt	6	24,249,317,011	20,926,369,330
Deferred income tax liabilities	12	6,217,003,238	7,928,700,379
Accounts payable and others	3	50,317,401	135,062,906
Total Non- Current Liabilities		30,723,479,145	29,191,803,059
Current Liabilities
Provisions and other charges	9	787,149,023	615,212,783
Financial debt	6	5,061,544,544	2,589,764,067
Lease liabilities		132,816,621	-
Accounts payable and others	3	6,612,129,667	4,714,221,672
Fee payable to the Argentine National Government	7	419,758,938	500,270,997
Total Current Liabilities		13,013,398,793	8,419,469,519
Total Liabilities		43,736,877,938	37,611,272,578
Total Shareholders’ Equity and Liabilities		81,921,386,413	72,581,267,074

The accompanying notes are an integral part of these Individual Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Changes in Equity

At December 31, 2019 and 2018

	Capital Stock Common Shares	Capital Stock Preferred Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Retained Earnings	Total Equity
	$
Balance at 01.01.19	258,517,299	629,252,640	137,280,595	11,501,309,958	484,169,000	12,817,853,514	9,141,611,490	34,969,994,496
Resolutions of the Shareholders’ Meeting dated July 25, 2019 (Note 18):
Capitalization of dividends of preferred shares	-	118,276,769	-	30,367,862	-	-	(148,644,631)	-
Distribution of dividends	-	-	-	-	-	-	(2,693,849,092)	(2,693,849,092)
Legal and Facultative reserve	-	-	-	-	78,737,407	6,220,030,350	(6,298,767,757)	-
Net comprehensive Income for the year	-	-	-	-	-	-	5,908,363,071	5,908,363,071
Balance at 12.31.19	258,517,299	747,529,409	137,280,595	11,531,677,820	562,906,407	19,037,883,864	5,908,713,081	38,184,508,475

Balance at 01.01.18	258,517,299	616,914,353	137,280,595	11,487,374,209	479,017,228	7,132,744,140	13,160,566,877	33,272,414,701
Adjustment IFRS)	-	-	-	-	-	-	122,771,349	122,771,349
Balance at 01.01.18 restated	258,517,299	616,914,353	137,280,595	11,487,374,209	479,017,228	7,132,744,140	13,283,338,226	33,395,186,050
Resolutions of the Shareholders’ Meeting dated April 9, 2018 (Note 18):
Capitalization of dividends of preferred shares	-	12,338,287	-	13,935,749	-	-	(26,274,036)	-
Legal and Facultative reserve	-	-	-	-	5,151,772	5,685,109,374	(5,690,261,146)	-
Net comprehensive Income for the year	-	-	-	-	-	-	1,574,808,446	1,574,808,446
Balance at 12.31.18	258,517,299	629,252,640	137,280,595	11,501,309,958	484,169,000	12,817,853,514	9,141,611,490	34,969,994,496

The accompanying notes are an integral part of these Individual Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Cash Flows

At December 31, 2019 and 2018

		12.31.19	12.31.18
	Notes	$
Cash Flows from operating activities
Net Income for the year		5,908,363,071	1,574,808,446
Adjustments for:
Amortization of intangible assets	5	5,245,712,408	4,319,173,183
Specific allocation of accrued and unpaid income	7	419,758,938	500,270,997
Income Tax	3	(715,277,379)	1,893,568,624
Income of investments accounted for by the equity method	4	(21,241,376)	5,376,761
Bad debts provision	8	1,712,942,041	183,857,012
Unpaid financial debt interests costs	6	2,034,979,370	1,591,917,637
Depreciation rights of use	10	152,776,316	-
Accrued deferred revenues and additional consideration	9	(608,575,469)	(394,120,960)
Unpaid Exchange differences		156,741,725	5,111,260,129
Contingencies provision	9	20,299,928	35,453,578
Adjustment effect for inflation		(79,514,346)	586,104,970
Changes in operating assets and liabilities:
Changes in trade receivables		(2,820,290,205)	(1,974,931,448)
Changes in other receivables		(3,784,545,892)	(3,395,451,470)
Changes in accounts payable and others		3,510,130,309	1,971,834,882
Changes in liabilities for current income tax		-	451,217,560
Changes in provisions and other charges		1,823,769,610	506,876,429
Changes in fee payable to the Argentine National Government		(325,205,217)	(271,654,935)
Increase in intangible assets		(18,140,963,595)	(9,953,362,520)
Income tax paid		(674,789,973)	(1,079,841,798)
Net cash (used in) / provided by operating activities		(6,184,929,736)	1,662,357,077

Cash Flow for investing activities
Addition of investments		(2,487,838,311)	(416,913,605)
Collection of investments		3,364,837,753	200,570,368
Net cash flow generated by / (used in) financing activities		876,999,442	(216,343,237)

Cash Flow from financing activities
New financial debt	6	8,549,356,640	-
Lease liabilities		(167,807,271)	-
Financial debt paid- principal	6	(2,683,630,941)	(130,328,939)
Financial debt paid- interests	6	(1,815,663,217)	(1,356,452,649)
Dividends paid	9	(3,135,486,542)	(466,905,341)
Net cash flow generated by / (used in) financing activities		746,768,669	(1,953,686,929)

Net Decrease in cash and cash equivalents		(4,561,161,625)	(507,673,089)

Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year (1)		5,962,790,045	5,178,653,695
Net decrease in cash and cash equivalents		(4,561,161,625)	(507,673,089)
Effect of inflation generated by cash and cash equivalents		1,479,178,098	336,628,752
Foreign Exchange differences generated by cash and cash equivalents		(950,813,593)	955,180,687
Cash and cash equivalents at the end of the year		1,929,992,925	5,962,790,045
Transactions that do not represent changes in cash and cash equivalents:
Acquisition of intangible assets through liabilities for finance leases	6	537,707	34,368,368
Dividends on preferred shares		151,623,215	19,359,889

The accompanying notes are an integral part of these Individual Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format

NOTE 1 - COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires on January 28, 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports, which operate in Argentina (the “Concession”)

The Concession was granted pursuant to the concession agreement the Company entered into with the Argentine National Government on February 9, 1998, as subsequently amended and supplemented by the memorandum of agreement we entered into with the Argentine National Government on April 3, 2007 (the “Memorandum of Agreement”). We refer to the concession agreement as amended and supplemented by the Memorandum of Agreement as the “Concession Agreement”.

The Concession is for an initial period of 30 years through February 13, 2028. The Company may extend the term of the Concession for an additional period of up to 10 years.

In addition, under the terms of the Concession Agreement, the Argentine National Government has the right to buyout our Concession as of February 13, 2018, and if such right is exercised, it is required to pay the Company a compensation.

As from July 24, 2012 The Company has become responsible for the management of the operation of Termas de Rio Hondo airport. On March 21, 2013, the National Executive Branch through Decree N° 303/2013, ratified the incorporation of the airport to the National Airport System, its inclusion into the “A” Group at December 31, 2017 is still pending.

Likewise, and in order to be able to continue with the policies related to the expansion of the aviation market, the National State issued Decree No. 1092/17 on December 22, 2017 by which it incorporated the Palomar Airport, located in the Province of Buenos Aires. Aires, to the National Airport System.

In order to incorporate the said Airport into "Group A", on December 27, 2017 the National Government issued Decree No. 1107/17.

As a result, as of such date, the Company is responsible for the exploitation, administration and operation of Palomar Airport under the terms set forth in the Concession Contract approved by Decree No. 163/97 and the Adjustment Agreement Act. of the Concession Contract approved by Decree No. 1799/07.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

Main terms and conditions of the Concession Agreement:

NOTE 1 - COMPANY ACTIVITIES (Contd.)

1.1. Consideration payable to the Argentine National Government

Under the terms of the Concession Agreement, the Company is required to, on a monthly basis; allocate an amount equal to 15% of the revenues derived from the Concession, as follows:

-	11.25% of total revenues to a trust for funding infrastructure works of the National Airport Systems. 30% of such funds will be contributed directly to the National Social Security Administration (ANSES, for its acronym in Spanish). The Secretary of Transportation, with previous authorization from the ORSNA, will determine the works in any airport of the country whether at airports under the concession agreement or not. The Company could present the ORSNA proposed works projects which, together with ORSNA´s proposals will be presented to the Secretary of Transportation who will decide upon the use of the trust funds

-	1.25% of total revenues to a trust fund to study, control and regulate the Concession, which is to be administered and managed by the ORSNA.

-	2.5% of total revenues to a trust for funding of infrastructure works for the “A” Group of the National Airports System.

The Company may settle trust payment obligations through the assignment of credits arising from the rendering of aeronautical and/or airport services under the concession prior intervention of the Secretary of Transport and authorization of the ORSNA.

1.2. Tariff schedule

The Concession Agreement establishes the maximum rates that the Company may charge to aircraft operators and passengers for aeronautical services that principally consist of passenger use fees for the use of the airports, which are charged to each passenger and vary depending on whether the passenger’s flight is an international, regional or domestic flight, and aircraft charges, which are charged for aircraft landing and aircraft parking and vary depending on whether the flight is international or domestic, among other factors.

Under the Concession Agreement, the ORSNA must annually review the financial projection of income and expenses in order to verify and preserve the equilibrium of the variables on which it was originally based. The main factors that determine economic equilibrium are the payments to the Argentine National Government, the fees charges to Airlines and passengers for aeronautical services, commercial revenues, investments the Company is required to make under the concession, The ORSNA determines the adjustment to be made to these factors to achieve economic equilibrium through the term of the concession. The only factor that has been adjusted in the past has been the fees the Company charges for aeronautical services and additional investment commitments.

As of 2012, the ORSNA has reviewed the Financial Projection of Income and Expenses four times through Resolution 115/12, dated November 7, 2012, Resolution 44/14 dated March 31, 2014, Resolution 167/15 dated November 20, 2015 and Resolution 100/2016 dated November 25, 2016. Pursuant to each of those Resolutions, the ORSNA has approved increases to the aeronautical fees.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 1 - COMPANY ACTIVITIES (Contd.)

1.2. Tariff schedule (Contd.)

Pursuant to Resolution No. 100/2016, the ORSNA retroactively approved the Financial Projection of Income and Expenses for the period of 2016, according to the following rules:

(i) To re-establish the economic equilibrium of the Financial Projection of Income and Expenses through an adjustment in aeronautical fees; and

(ii) To maintain the benefit airlines paying on time are entitled to under to Resolution 10/09, dated January 28, 2009, pursuant to which such airlines pay rates equivalent to 30% discount of the international aeronautical charges set forth in Annex II of the Memorandum of Agreement, instead of paying the rates established by ORSNA Resolution 100/16.

In addition, by means of Resolution No. 101/2016, the ORSNA approved a 14% decrease to the rate of the international passenger use fees and a 150% increase to the rate of the domestic passenger use fees.

We filed a claim with the ORSNA regarding the adjustments to the rates approved by Resolution No. 101/2016 and against Resolution 100/16, which approved the economic financial review of the year 2015.

By Resolution Nº 75/19 dated September 11, 2019, the ORSNA approved the financial projection of income and expenses as of December 31, 2016, providing that it was necessary to maintain the current rates when checking the balance of the variables contained in the Projection; Maintain the provisions of Resolution No. 9/09 regarding the desirability and relevance of making the discounts on the TUAI applying said reduction to airlines that are in a situation of regularity in the payment.

Subsequently, the administrative challenge was filed against said Resolution, which was later withdrawn for the purpose of filing a lawsuit against the ORSNA before the federal administrative litigation jurisdiction, pursuing the nullity of the Resolution and ordering the Agency to issue a new resolution. For that reason, the challenge against ORSNA Resolution No. 100/16 and ORSNA Resolution No. 101/16 was also withdrawn.

The judicial case initiated on 10/21/19 was entitled “Aeropuertos Argentina 2000 SA A / en-Regulatory Body of the National Airport System O / Knowledge Process” (File. CAF 056695/2019), and is processed before the National Court in the Federal Administrative Litigation No. 9.

On the other hand, on October 21, 2019, the ORSNA issued Resolution No. 92/19, which approved the financial projection of income and expenses as of December 31, 2017, providing a rate variation and the maintenance of the provisions of the Resolution No. 9/09 regarding the desirability and relevance of making the discounts on international aeronautical rates, applying said reduction to those airlines that are in a situation of regularity in the payment. Resolution ORSNA No. 93/19 approved the new tariff schedule, effective as of January 1, 2020, providing an increase in the rate of use of international airstation and the rate of use of domestic airstation.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 1 - COMPANY ACTIVITIES (Contd.)

1.2. Tariff schedule (Contd.)

Following the issuance of the aforementioned resolutions, an extension of the lawsuit was filed in the aforementioned judicial case, where the request for annulment of ORSNA Resolution No. 92/19 and ORSNA Resolution No. 93/19 was incorporated.

In November 2012, together with the increase of tariffs granted by the National Government a “New Trust for Works-Portfolio of Projects” was created as per article 7 E) of the Trust Agreement for the Strengthening aimed at financing Works of “Portfolio of Works 2012”. The Company has requested the write-off of this trust account previously mentioned, still pending resolution.

Following the increase of tariffs granted by the National Government in 2014, a new account was created “Trust Account for the Reinforcement of Investments of Group A”.

1.3. Investments

Under the terms of the Concession Agreement, the Company is required to make capital expenditures in accordance with our investment plan submitted with the Memorandum of Agreement, which sets forth our required investment commitments for the period from 2006 through the end of the Concession Agreement in 2028. Under the Concession Agreement, our total required investment commitments from January 2006 until 2028 are $2,158.4 million (calculated in December 2005 values). As of December 31, 2019, we have invested $2,912.7 million (calculated in December 2005 values) under our investment plan.

Compliance with the investment plan was evaluated after the first five-year period following the effective date of the Memorandum of Agreement. The first five-year period ran from December 13, 2007 until December 31, 2012, while the second five-year period overlaps with the first five-year period and ran from January 1, 2011 to December 31, 2015. The Company is allowed to compute the amounts invested in 2012 in each five-year period.

For the period from January 1, 2017 through the end of the Concession Agreement, the investment plan will be revised and approved by the ORSNA every five years, notwithstanding other adjustments that the ORSNA may apply within its annual review of the economic equilibrium. The investments contemplated in the five-year plans submitted to the ORSNA will be directed, in all cases, to cover operating needs and capacity and demand increases, as well as the fulfillment of international quality and safety standards within our airports.

Under the Concession Agreement, the ORSNA may revise the timing of the works contemplated in the applicable investment plan and may also modify the investment plan to require additional works, provided that such modifications may not require investment commitments in excess of those already contemplated for the relevant annual period.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 1 - COMPANY ACTIVITIES (Contd.)

1.3. Investments (Contd.)

In August 2011, the Asociación de Superficiarios de la Patagonia (ASSUPA) started a civil action against the Company in a federal court in the Autonomous City of Buenos Aires according to Environmental Law N° 25.675, requesting the remediation of liabilities that eventually caused environmental damage in airports concessioned. To date, the Court has appointed as expert the Argentine Centre of Engineers to conduct the research related to the remedial Works requested. ASSUPA obtained a precautionary measure to guarantee the execution of works for $97.420.000. Such works do not constitute a contingency, in case of execution they should be considered as included in the contract investments plan.

Works performed in accordance with the investment plan are entered in an investment registry maintained by the ORSNA, which catalogues both the physical progress and economic investments made under the investment plan. The Company is required to provide all the necessary documentation and any other data or reports requested by the ORSNA with respect to the investment registry.

In order to guarantee performance of the works under the investment plan, the Company is required to enter into a guarantee with a value equal to 50% of the works planned for the year before March 31 of each year. The Company has granted a surety bond in the amount of $ 1,465,586,500.

1.4. Transfer of assets used to provide the services

At the end of the Concession, AA2000 shall transfer to the Government, free of charge, all assets in use until that date for the provision of services to ensure continuity of the rendering of services either by the Government or a future concessionaire under the same conditions, and with the same quality standards.

1.5. Guarantee for fulfillment of the Concession Contract

It was agreed that a guarantee might be offered, to the satisfaction of ORSNA consisting in the pledge of securities, property and/or real estate mortgages, as well as surety bonds.

In order to comply with this clause, the Company has set up a surety bond for $1,123,888,889.

1.6. Insurances

Additionally, the Company shall enter into a civil liability insurance policy for a minimum amount of $ 300,000,000.

The company has contracted insurance for U$S 500,000,000.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 1 - COMPANY ACTIVITIES (Contd.)

1.7. Limitations to the transfer of shares

The shares in AA2000 could not be pledged without prior authorization of the ORSNA. The shareholders of AA2000 could only change their stake ownership or sell their shares with the prior authorization of the ORSNA.

Under the Concession Agreement, the Company is required to maintain, at all times, a technical expert. Under the Concession Agreement, any shareholder who has held at least 10.0% of the capital stock for a minimum of five years is considered a technical expert.

It is established that the Company cannot merge or spin off during the term of the Concession Agreement.

1.8. Dismissal and Compensation of Claims

Through the approval of the Agreement, the Argentine National Government and the Company agreed upon a process for the settlement of such mutual claims.

The Company has withdrawn all claims and appeals previously filed against the Argentine National Government. In turn, the Regulating Agency of the National Airport System (ORSNA) agreed to dismiss the summary proceedings initiated against The Company because of the failure to pay the fee.

Regarding mutual claims at the time of the Agreement there was a balance favorable to the Argentine National Government that the Company cancelled in full.

To cancel part of the debt, AA 2000 issued preferred shares in favor of the Argentine National Government. Such preferred shares, originally issued for $ 496,16 million accrue a fixed annual dividend equivalent to 2% payable in preferred shares capitalized up to the year 2019 (Note 17). Additionally, as from 2020, the Argentine National Government can convert the preferred shares into common shares, to the extent Aeropuertos Argentina 2000 S.A. has not redeemed them prior to that date, up to a 12.5% per year of the initial preferred shares amount. The redeemable preferred shares at the option of the issuer result in its classification within shareholders´ equity, to the extent the option has not been exercised or cannot be duly exercised.

NOTE 2 – ACCOUNTING POLICIES

The Individual Financial Statements are presented in Argentine Pesos, except when it specifically indicates otherwise. These statements were approved by the Board of Directors of the Company on February 27, 2020.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES (Contd.)

The National Security Commission (CNV for its acronym in Spanish) through Technical Resolutions N° 562/09 and 576/10 has established the application of Technical Resolutions N° 29 and 43 of the Argentine Federation of Professional Council in Economic Sciences which adopts the application of IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board), for those entities under the public offering regime Law N° 17.811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

These Individual AA2000 Financial Statements have been prepared in accordance with the IFRS and IFRS Interpretations (IFRIC) and International Accounting Standards (IAS) issued by the International Standards Committee. of Accounting (IASC, predecessor of the IASB).

These accounting policies have been consistently applied to all the years presented. Unless otherwise stated.

1) Comparative Information

The information included in these financial statements has been extracted from the Individual Financial Statements of AA2000 as of December 31, 2018, approved in a timely manner by the Board of Directors and by the Company's Shareholders, and restated to the closing currency of December 31, 2019, depending on the application of NIIC 19 (see Note 2.21).

2) Controlled Companies

Controlled Companies are all the entities where the Company has the power to control operating and financial policies, generally with a controlling share over 50%. At the moment of determining if the Company controls an entity the existence and the impact of potential voting rights that could be exercised or converted are taken into account. The controlled companies are consolidated as from the date the control is transferred and excluded from the date such control ceases.

The accounting policies of subsidiaries have been modified, where necessary, to ensure the uniformity with the Company policies.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

2) Controlled Companies (Contd.)

At December 31, 2019 AA2000 has participation in the following controlled companies (hereafter the Group):

Controlled (1)	Number of common shares	Participation in capital and possible votes	Book entry value at 12.31.19	Net Shareholders ‘equity at closing	Income for the year
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	66,804,900	67,273,859	9,686,028
Cargo & Logistics S.A.	5,566,259	98.63%	275,010	278,830	(2,208,903)
Paoletti America S.A.	6,000	50.00%	15,526	31,051	(8,358)
Texelrío S.A. (3)	84,000	70.00%	103,071,381	132,460,197	13,823,363
Villalonga Furlong S.A. (4)	123,700	1.46%	36,703	2,513,908	(50,754)

(1)	Companies based in the Argentine Republic.
(2)	Includes adjustments under IFRS for the elaboration and presentation of these financial statements.
(3)	The Net Shareholders Equity includes 4.000.000 of preferred shares.
(4)	Owner of 98.42% of the capital stock and votes in a direct way..

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency which are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport on the basis of expected passenger flow and air traffic, in the framework of the standards previously mentioned.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES (Contd.)

4) Intangible Assets

The Company has recognized an intangible asset that represents the right (license) to charge users for the service of airport concession. Such intangible asset is registered at the cost restated at the closing currency minus the accumulated amortization which is amortized in a straight line during the term of the concession.

The Concession Agreement is accounted for in accordance with IFRS based on the principles outlined in IFRIC 12 “Service Concession Arrangements.” Under IFRIC 12, our Concession Agreement is a “build-operate- transfer” arrangement, under which we develop infrastructure to provide public services and, for a specific period of time, operate and maintain such infrastructure. Infrastructure is not recognized as property, plant or equipment (PP&E), because we have the right to charge fees for services provided to users during the period of the Concession Agreement.

The assets subject to amortization are reviewed for depreciation when the events or changes in the circumstances indicate that the book value cannot be recovered. The loss for depreciation is recognized for the amount by which the accounting value of the asset exceeds its recovery value. For the purpose of depreciation testing, the assets are grouped at the lowest level for which there are identified cash flows.

5) Rights of Use

The Company has recognized an asset for the right of use born from the leases of offices and deposits. Said asset is recorded at the present value of the payments defined in the lease contract restated in the closing currency minus accumulated amortization, which amortizes in a straight line during that of the lease.

Sales receivables and other receivables are recognized at face value; net the provision for devaluation losses if there are no significant differences with the interest method. The implicit interest is disaggregated and recognized as financial income as interest is accrued.

6) Sales receivables and other receivables

Sales receivables and other receivables are recognized at face value; net the provision for devaluation losses if there are no significant differences with the interest method. The implicit interest is disaggregated and recognized as financial income as interest is accrued.

7) Investments

The investments consist mainly of investments in public debt instruments and term deposits, with original maturity greater than three months from the date of acquisition

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

7) Investments (Contd.)

All purchases and sales of investments are recognized on the settlement date, which does not differ significantly from that of contracting, date on which the Company undertakes to buy or sell the investment.

The results from financial investments, both by quote difference and by exchange difference, are recognized in the “Financial income” in the Statement of Comprehensive Income.

The fair value of listed investments is based on current offer prices. If the market for a financial investment is not active or the securities have no quotation, the Company estimates the fair value according to standard valuation techniques.

8) Cash and cash equivalents

In the consolidated statements of cash flows cash and cash equivalents include cash in hand, time deposits in financial entities, other short-term highly liquid investments with an original maturity of three months or less and bank overdrafts. In the consolidated statements of financial position, bank overdrafts, if any, are shown within borrowings in current liabilities.

9) Capital Stock

The capital stock is represented by ordinary, non-endorsable shares of $ 1 par value and preferred shares of $ 1 par value. The adjustment that arises from the restatement to the closing currency, is exposed as "Adjustment of capital".

10) Provisions and other charges

Provisions are recognized in the consolidated financial statements when:

-	The Company has a present obligation (legal or constructive) as a result of past events,

-	It is probable that an outflow of resources is required to settle such obligation and

-	The amount can be reliably estimated

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation considering the best available information at the time of the preparation of the consolidated financial statements and are reassessed at each closing date. The discount rate used to determine present value reflects current market assessment, at statements financial position date, of the time value of money, and the risks specific to the obligation.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

11) Financial debt

Borrowings and other financial liabilities are initially recognized at fair value, net of direct transaction costs incurred. Subsequently, borrowings are carried at amortized cost using the effective interest method. Borrowings are classified under current liabilities if payment is expected within a year.

12) Leases

At December 31, 2018 leases are classified as financial leases when substantially all risks and rewards of ownership are transferred to the lessee. When those conditions are not met, leases are classified as operating leases

Assets acquired under financial leases are classified as non-current assets and are valued at the lease commencement at the lower of the present value of the minimum lease payments or at the fair value of the asset acquired. A liability is recognized for the corresponding obligation with the lessor. Financial cost is accrued using the effective interest method and it is included under financial expenses.

Operating leases under fixed rent are expensed on a straight-line basis during the term of the lease. Any variable or contingent rent, including the inflation adjustment of fixed rent contracts, is recognized as expense of the period in which payment is probable

Since fiscal year 2019 (see Note 2.19), assets acquired by leasing are recorded as assets either in “Intangible assets” or in “right of use”, depending on the nature of the leased object, and are initially valued at present value of future minimum payments or their fair value if lower, reflecting the corresponding debt with the lessor. The financial cost is accrued based on the effective rate and is included in “Financial costs”.

In the case of short-term leases or low-value leases, the company has chosen not to recognize an asset, but instead recognizes the expense linearly during the term of the lease for the fixed income part. Variable or contingent income is recognized as an expense for the period in which payment is probable, as are the increases in fixed income indexed by a price index

Lease liabilities held with financial institutions, given the nature of the creditor, are shown under the heading of “Financial debt”; instead, those contracts of leases held with creditors with a purely commercial activity are shown as “Lease Liabilities”.

13) Current and deferred income tax – Tax revaluation – Adjustment for tax inflation

Income tax expense for the year comprises current and deferred income tax and is recognized in the Consolidated Statement of Comprehensive Income.

Deferred income tax is recognized using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

13) Current and deferred income tax – Tax revaluation – Adjustment for tax inflation (contd.)

Main temporary differences correspond to differences between the book and tax value of property, plant and equipment and intangible assets, mainly due to different depreciation and amortization criteria. Deferred assets and liabilities are measured at the tax rate expected to apply in the period in which the asset is realized or the liability settled, based on the tax laws enacted or substantially enacted at the end of the year. Under IFRS, the deferred tax assets (liabilities) are classified as non-current assets (liabilities). Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available, against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences derived from the investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in a foreseeable future.

The income tax gain in 2019 was $715 million, including a current tax charge of $996 million that was mostly reversed by a deferred tax gain. On March 29, 2019, the Company adhered to the tax revaluation Law No. 27,430, fiscal period 2017, generating a deferred tax gain of $4,225 million, as well as a special tax charge of $711 million for adhering to said benefit.

For the purpose of determining the net taxable income at the end of this period, the inflation adjustment determined in accordance with articles No. 95 to No. 98 of the income tax law, for $1,868 million, was incorporated into the tax result, as of December 31, 2019, the variation of the Consumer Price Index General Level (CPI) has already exceeded 30%. Likewise, the income tax law allows the deferral of the charge generated by the adjustment for tax inflation in six consecutive years, as a result, $362 million was recognized in the current tax liability and $1,506 million as a deferred tax liability.

14) Accounts payable and others

Accounts payable and others are obligations to pay for goods and services that have been acquired in the ordinary course of business. Accounts payable are classified in current liabilities if payment is due within one year or less.

Accounts payable are initially recognized at fair value and subsequently measured at their amortized cost using the effective interest method.

Unpaid salaries, vacations and bonuses, and social contributions, as well as employee termination payments and restructuring costs are recognized at fair value.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

15) Revenues

The Company generates revenues from the following activities:

a) Aeronautical services provided to users and aeronautical operators in the airports. Main aeronautical services include passenger use fees, aircraft landing fees and aircraft parking fees;

b) Non Aeronautical revenues mainly obtained from commercial activities within the airports. Main non-aeronautical revenues include warehouse usage, use of space, car parking, etc.

Revenues for use of space by retail stores can be either contracted as a fixed or variable amount.

Revenue for contracts with clients is measured at the fair value of the consideration received or receivable and represents the amounts receivable for the sale of services, stated net of discounts and value added taxes. The Group recognizes revenues in the period the services are rendered, when the amounts can be reliably measured, when it is likely that future economic benefits will flow to the entity and when the specific criteria for each of the activities has been met, as previously mentioned.

The Company performs construction activities as part of the obligations derived from the investment plan established in the Concession Agreement mentioned in Note 1. In accordance with IFRIC 12 paragraph 14, the company recognizes construction revenues and costs during the construction period.

16) Financial Costs

General and specific borrowing costs, attributable to the acquisition, construction or production of assets that necessarily take a substantial period to get ready for their intended use or sale are added to the cost of such assets until the assets are substantially ready to be used or sold.

17) Other income and expenses

It mainly includes the revenues from the Strengthening Trust that arise as consideration for having the concession of the "A" Group of airports of the National Airport System for which the Company assigns to the Government 15% of the total revenues of the concession, being that 2.5% of said income is used to finance the investment commitments of AA2000 corresponding to the investment plan under the concession contract through a trust in which AA2000 is the trustor; Banco de la Nación Argentina, the trustee; and the beneficiaries are AA2000 and builders of the works of the airports. The funds in the trust are used to pay the creditors of certain infrastructure works in the airports of Group A. According to IAS 20, the benefit received by the Company qualifies as an income subsidy, which is recognized on a monthly basis at a. reasonable value since there is certainty that this benefit will be received.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

18) Distribution of dividends

The distribution of dividends to the Company shareholders is recognized as a liability in the financial statements in the year the dividends are approved by the shareholders.

19) Changes in accounting policies and disclosures

New accounting standards and interpretations issued by the IASB that are effective at January 1, 2019 and have been adopted by the Group.

IFRS 16 “Leases”

In January 2016, the IASB issued IFRS 16 "Leases", which establishes new principles for the recognition, measurement, presentation and presentation of lease contracts, highlighting the elimination of the operational and financial classification established by IAS 17 and the adoption, in its replacement of a treatment similar to that provided to financiers under said rule, for all lease agreements.

These contracts must be disclosed as leased assets (assets with a right to use) or within fixed assets at the present value of the lease payments. If the Company makes periodic payments, it must additionally recognize a financial liability that represents the obligation to make future payments for the lease. IFRS 16 does not require the lessee to recognize assets and liabilities in the case of short-term leases or leases of low-value assets.

The Company has reviewed its lease agreements in effect as of January 1, 2019 and has registered for the initial application of IFRS 16 an asset for “Right of use” for a total of $273,287,187 and a liability for “Lease liabilities” for $273,287,187.

At the date of issuance of these financial statements there are no other standards, changes or interpretations issued by the IASB and IFRIC that are not yet effective and are expected to have a significant effect on the Company.

There are no other additional changes in the Group's accounting policies based on the effective rules of application as of January 1, 2019 described above.

20) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Consolidated Financial Statements the significant areas of judgement by management in the application of the Group accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Consolidated Financial Statements for the year ended December 31, 2019 and are mentioned in Note 21.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

21) Foreign currency translation

Functional and presentation currency

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Consolidated financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the NIC 29, the Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the CNV established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

21) Foreign currency translation Contd.)

Functional and presentation currency (Contd.)

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized. in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE, for its acronym in Spanish) based on the price indexes published by the National Institute of Statistics and Censuses (INDEC, for its acronym in Spanish).

The inter annual coefficient for the period ended December 31, 2019 was 1.5383.

liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

21) Foreign currency translation Contd.)

Inflation adjustment (Contd.)

The following is a summary of the methodology used for the preparation of these Consolidated Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to June 30, 2019 at the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of December 31, 2019. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of "Result from exposure to changes in the purchasing power of the currency" (RECPAM, for its acronym in Spanish) in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of December 31, 2019, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of December 31, 2019, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account

-	The other result reserves were not restated in the initial application

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 3 – BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME

INDIVIDUAL STATEMENTS OF FINANCIAL POSITION

		12.31.19	12.31.18
	Note	$
Cash and cash equivalents
Cash and funds in custody		12,703,801	16,357,173
Banks		1,901,013,916	4,497,646,247
Checks not yet deposited		16,275,208	37,650,410
Time deposits		-	1,411,136,215
		1,929,992,925	5,962,790,045

Investments
Term deposits		-	286,928,619
		-	286,928,619

Trade receivables, net
Trade receivables		5,309,448,969	3,917,607,692
Related parties	7	43,123,370	80,802,352
Checks - postdated checks		25,324,021	52,449,945
Provision for bad debts	8	(2,234,571,723)	(480,181,557)
		3,143,324,637	3,570,678,432

Other current receivables
Expenses to be recovered		51,095,087	33,341,710
Guarantees granted		1,254,587	8,492,948
Related parties	7	2,886,193	11,097,250
Tax credits	25	3,247,167,334	1,488,565,268
Prepaid Insurance		45,299,768	43,010,761
Other		121,550,904	1,500,157
		3,469,253,873	1,586,008,094

Other non-current receivables
Trust for Strengthening	7	5,395,667,514	6,229,255,561
		5,395,667,514	6,229,255,561

Accounts payable and other-current
Obligations payable		58,349,999	63,876,707
Suppliers		4,864,132,361	2,764,015,736
Foreign suppliers		96,070,372	109,869,397
Related parties	7	203,747,769	321,383,296
Salaries and social security liabilities		1,198,074,898	1,240,193,033
Other tax liabilities		191,754,268	214,883,503
		6,612,129,667	4,714,221,672

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 3 – BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

INDIVIDUAL STATEMENTS OF FINANCIAL POSITION

		12.31.19	12.31.18
	Note	$
Accounts payable and other- non current
Other tax liabilities		50,317,401	135,062,906
		50,317,401	135,062,906

INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME

	12.31.19	12.31.18
	$
Revenues
Aeronautical revenues	22,957,181,747	21,635,171,883
Non-aeronautical revenues	14,228,714,650	15,434,720,569
	37,185,896,397	37,069,892,452

As of December 31, 2019 and 2018, "over the time" income from contracts with customers was $32,097,501,373 and $31,262,051,169, respectively.

Other net incomes and expenses
Trust for Strengthening	1.1	921,516,029	919,448,368
Other		(57,167,872)	(83,014,502)
		864,348,157	836,433,866
Finance Income
Interest		2,267,571,267	1,374,445,162
Foreign Exchange differences		(1,671,990,332)	725,289,998
		595,580,935	2,099,735,160

Finance Expenses
Interest		(2,216,015,514)	(1,712,848,660)
Foreign Exchange differences		(650,379,672)	(6,346,606,993)
		(2,866,395,186)	(8,059,455,653)
		(2,270,814,251)	(5,959,720,493)

Income Tax
Current	12	(996,419,762)	(412,530,797)
Deferred	12	1,711,697,141	(1,481,037,827)
		715,277,379	(1,893,568,624)

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 4 – INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

	2019	2018
	$
Balance at January 1	148,962,144	154,338,905
Income from investments accounted for by the equity method	21,241,376	(5,376,761)
Balance at December 31	170,203,520	148,962,144

NOTE 5 – INTANGIBLE ASSETS

		2019	2018
	Note	$
Original Values
Balance at January 1		76,679,917,924	66,692,187,037
Acquisition		18,141,501,302	9,987,730,887
Balance at December 31		94,821,419,226	76,679,917,924

Accumulated Amortization
Balance at January 1		(21,883,273,745)	(17,564,100,562)
Amortization of the year	10	(5,245,712,408)	(4,319,173,183)
Balance at December 31		(27,128,986,153)	(21,883,273,745)
Total Net Balance at December 31		67,692,433,073	54,796,644,179

NOTE 6 – FINANCIAL DEBT

Breakdown of financial debt

	12.31.19	12.31.18
	$
Non-current
Bank borrowings	5,598,364,304	-
Negotiable Obligations	18,715,625,000	21,023,120,641
Finance lease liabilities	1,168,516	24,755,827
Cost of issuance of NO	(65,840,809)	(121,507,138)
Total Non- Current	24,249,317,011	20,926,369,330
Current
Bank borrowings	1,662,116,344	-
Negotiable Obligations	3,394,581,030	2,515,091,382
Finance lease liabilities	15,381,699	74,672,685
Cost of issuance of NO	(10,534,529)	-
Total Current	5,061,544,544	2,589,764,067
Total	29,310,861,555	23,516,133,397

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 6 - FINANCIAL DEBT (Contd.)

Changes of Financial Debt:

	2019	2018
	$
Balance at January 1	23,516,133,397	17,150,654,101
New financial debt	8,549,894,347	34,368,368
Financial debt paid	(4,499,294,158)	(1,486,781,588)
Accrued interest	2,034,979,370	1,591,917,637
Foreign Exchange differences	(297,531,338)	6,227,068,170
Inflation adjustment	6,679,937	(1,093,291)
Net Balance at December 31	29,310,861,555	23,516,133,397

The carrying amounts and fair value of financial debt are as follows:

	Carrying amount	Fair Value (1)	Carrying Amount	Fair Value (1)
	12.31.19		12.31.18
	$
Bank borrowings	7,260,480,648	7,260,480,648	-	-
Negotiable Obligations	22,033,830,692	21,550,088,683	23,416,704,885	22,963,829,343
Finance lease liabilities	16,550,215	16,550,215	99,428,512	99,428,512
Total	29,310,861,555	28,827,119,546	23,516,133,397	23,063,257,855

(1) Valuation at quotation prices (not adjusted) in active markets for identical assets or liabilities Fair Value level 2 under IFRS 13 hierarchy. There are no financial instruments measured at fair value.

On February 6, 2017, the Company issued negotiable obligations for US$400,000,000 with maturity on February 1, 2027, with an interest rate of 6.875% and an issue price of 99.888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

These negotiable obligations are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights. This guarantee has been approved by the ORSNA on January 17, 2017, through Resolution Nº 1/2017, that resolved to “authorize the Concession (…) a collateral assignment of up to US$ 400,000,000 (…)”.

According to the Offering Memorandum of Negotiable Obligations, dated January 19, 2017 and later modified on January 23, 2017 the Company will use the proceeds of the offering notes in compliance with Article 36 of the Negotiable Obligations Law to (i) refinance the liabilities of the Company including (a) the total payment of negotiable obligations issued on December 22, 2010; and (b) negotiable obligations Class  “A” and Class “C”, issued by the Company in Argentina on April 21, 2010, plus accrued and unpaid interest to the date of redemption and the applicable prepayment premiums as long as they have not been redeemed before issue date and maturity with the Company’s funds and (ii) the remainder will be applied to finance infrastructure works in the airports of Group A of the Company. On January 23, 2017, the negotiable obligations issued in April 2010 were redeemed in full with the Company’s own funds, so the amount equivalent to the mentioned redemption will be aimed at infrastructure works in the airports of the Company belonging to Group “A” of the National System of Airports.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBT (Contd.)

On January 23, 2017, the negotiable obligations issued in April 2010 were redeemed in full with the Company’s own funds, so the amount equivalent to the mentioned redemption will be aimed at infrastructure works in the airports of the Company belonging to Group “A” of the National System of Airports.

On August 9, 2019, the Company has signed two loan agreements: (a) the onshore loan agreement for US $ 85,000,000 and (b) the offshore loan agreement for US $ 35,000,000. The lenders were Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A.

The term of the loan contracts will be thirty-six months, as from the disbursement date.

The capital under the loan agreements will be repaid in nine equal and consecutive quarterly installments, the first capital payment made one year after the disbursement date, and will accrue interest: (i) with respect to the Onshore Loan Agreement, at a fixed rate of nominal annual 9.75%; (ii) with respect to the Offshore Loan Agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an applicable margin of 5,500% annual nominal plus (c) the applicable withholding tax.

In order to guarantee the repayment of the loan agreements, the Company constituted a trust under which it was assigned fiduciary for guarantee purposes in accordance with the provisions of article 1680 and concordant of the Civil and Commercial Code of the Nation and for the benefit of each and every one of the lending banks, as beneficiaries (a) the collection rights, whether charged directly by the Company or a third party for the account and / or order of the Company, with respect to the total flow of funds for import and export services provided by Terminal de Cargas Argentinas (business unit of the Company), including but not limited to storage, handling, refrigeration and scanning of merchandise in any of the Airports of the Company (with the exception of 15% corresponding to the total revenues of the Concession, in accordance with the provisions of clause 5 of the Memorandum Agreement); and (b) the collection rights of the Company as a trustee pursuant to the provisions of article 11.4 of the Negotiable Obligations guarantee contract between the Company and Citibank dated January 17, 2017, in the event of termination, expropriation or rescue of the Concession Contract; including the right to receive and withhold all payments pursuant to them and any other proceeds thereof, fiduciary assigned under guarantee of the Negotiable Obligations by the Company under the Negotiable Obligations Guarantee Trust. Said assignment has been authorized by Resolution No. 61/2019 of the ORSNA dated August 8, 2019.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with other related companies at December 31, 2019 and 2018 are as follows:

	12.31.19	12.31.18
	$
Trade receivables net- Current
Servicios y Tecnología Aeroportuarios S.A.	7,691,688	8,820,230
Other related companies	35,431,682	71,982,122
	43,123,370	80,802,352
Other current receivables
Cargo & Logistics S.A.	795,282	1,223,402
Other related companies	2,090,911	9,873,848
	2,886,193	11,097,250

Accounts payable and other- Current
Servicios y Tecnología Aeroportuarios S.A.	13,203,105	48,146,267
Texelrío S.A.	48,300,285	56,026,381
Other related companies	142,244,379	217,210,648
	203,747,769	321,383,296
Provisions and other charges
Villalonga Furlong S.A.	93,452	2,040,814
Other related companies	426,249	655,710
Stakeholders	168,870,161	-
	169,389,862	2,696,524

During the years ended at December 31, 2019 and 2018, the Company has charged the cost $517,551,394 and $504,622,843 respectively for maintenance done with Texelrio S.A.

During the years ended December 31, 2019 and 2018, the Company has accrued to the cost $255,203,162 and $181,684,653 respectively with Proden SA for rent and maintenance of offices.

During the years ended December 31, 2019 and 2018, the Company has allocated $67,654,326 and $64,380,524, respectively, with Servicios Integrales América S.A., for out sourcing services of systems and technology.

During the years ended December 31, 2019 and 2018, the Company has accrued with Helport S.A. to intangible assets $125,730,871 and $587,804,365 respectively and at cost for the years ended on 31 of December 2019 and 2018 $437,425,781 and $362,814,445 respectively.

During the year ended December 31, 2019, intangible assets corresponding to the work of Mendoza by Jose Cartellone - Helport - UTE have not been accrued, while during the year ended December 31, 2018, $ 27,721,956 were accrued.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

During the years ended at December 31, 2019 and 2018, dividends have been paid to the shareholders according to their shareholding for $3,135,486,542 and $446,905,341 respectively.

At December 31, 2019 and 2018 the Company owed the Argentine National Government $419,758,938 and $500,270,997 respectively, corresponding to the specific allocation of revenues of each year (see Note 10) and has recorded a receivable for $5,395,667,514 and $6,229,255,561 respectively corresponding to the Development Trust to fund the infrastructure works of AA2000.

Furthermore, short-term compensation to key management was $141,296,365 and $84,696,604 for the years ended at December 31, 2019 and 2018 respectively.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A is controlled by Cedicor S.A, which is the owner of the 95.37% of its capital stock. Cedicor S.A is 100% controlled by American International Airports LLC and at the same time it is controlled a 100% by Corporación America Airport S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

NOTE 8 – BAD DEBT PROVISIONS

	2019	2018
	$
Initial balance at January 1	480.181.557	343.441.889
IFRIC 9 adjustments at the beginning	-	(163.695.133)
Balance at January 1	480.181.557	179.746.756
Increases (*)	2.486.099.452	287.164.906
Use	(270.319.016)	-
Inflation adjustment	(461.390.270)	13.269.895
Final Balance at December 31	2.234.571.723	480.181.557

(1)	As of December 31, 2019 and 2018 includes $1,712,944,041 and $183,857,012 respectively in Bad Debt Charges (see Note 10). The remaining is from “Exchange Differences” included in the Statement of Comprehensive Income in the line “Financial Revenues” (Note 3).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 9 – PROVISIONS AND OTHER CHARGES

	Note	At January 1 2019	Increases	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At December 31, 2019	Total current	Total Non Current
Litigations		91,048,610	20,299,928	(12,953,813)	(30,730,787)	-	-	67,663,938	67,663,938	-
Related Parties	7	2,696,524	59,280	(1,543,407)	(692,696)	-	-	519,701	519,701	-
Deferred Income		217,375,867	729,519,037	-	-	(562,134,320)	-	384,760,584	309,543,143	75,217,441
Trust for works- Portfolio of Projects 2012/2014		230,587,535	2,701,363,503	(2,738,133,350)	(90,183,300)	-	-	103,634,388	103,634,388	-
Guarantees Received		74,086,963	150,051,493	(98,843,677)	(29,543,026)	-	-	95,751,753	95,751,753	-
Upfront fees from Concessionaires		201,087,728	18,143,414	-	-	(46,441,149)	-	172,789,993	41,165,939	131,624,054
Dividends to be paid	7	-	2,693,849,092	(3,135,486,542)	(395,026,582)	-	1,005,534,193	168,870,161	168,870,161	-
Total of provisions and others liabilities		816,883,227	6,313,285,747	(5,986,960,789)	(546,176,391)	(608,575,469)	1,005,534,193	993,990,518	787,149,023	206,841,495

	Note	At January 1 2018	Increases	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At December 31, 2018	Total current	Total Non Current
Litigations		122,224,499	35,453,578	(27,843,680)	(38,785,787)	-	-	91,048,610	91,048,610	-
Related Parties		9,506,209	262,141	(5,076,937)	(1,994,889)	-	-	2,696,524	2,696,524	-
Deferred Income		248,498,132	304,652,372	-	-	(335,774,637)	-	217,375,867	173,258,897	44,116,970
Trust for works- Portfolio of Projects 2012/2014		170,376,712	2,331,533,748	(2,196,326,763)	(74,996,162)	-	-	230,587,535	230,587,535	-
Guarantees Received		70,219,167	23,387,072	(10,519,255)	(9,000,021)	-	-	74,086,963	74,086,963	-
Upfront fees from Concessionaires		250,931,263	8,502,788	-	-	(58,346,323)	-	201,087,728	43,534,254	157,553,474
Dividends to be paid	7	556,460,561	-	(466,905,341)	(89,555,220)	-	-	-	-	-
Total of provisions and others liabilities		1,428,216,543	2,703,791,699	(2,706,671,976)	(214,332,079)	(394,120,960)	-	816,883,227	615,212,783	201,670,444

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 10 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

Item	Cost of sales	Distribution and selling expenses	Administrative expenses	Total
	$
Year ended at 12.31.19
Specific allocation of revenues	5,529,096,171	-	-	5,529,096,171
Airport services and maintenance	5,798,627,751	-	5,326,401	5,803,954,152
Amortization of intangible assets	5,132,734,914	3,515,857	109,461,637	5,245,712,408
Salaries and social security contributions	5,146,141,310	61,789,835	548,336,206	5,756,267,351
Fees for services	224,592,480	24,031,206	140,555,802	389,179,488
Public utilities and contributions	917,352,970	198,378	1,640,292	919,191,640
Taxes	179,745,295	1,787,107,882	351,486,004	2,318,339,181
Office expenses	817,262,211	12,686,563	202,123,298	1,032,072,072
Insurance	78,995,406	15,583	180,484	79,191,473
Advertising expenses	-	160,657,552	-	160,657,552
Bad debts charges	-	1,712,942,041	-	1,712,942,041
Board of Directors and Supervisory Committee fees	-	-	30,866,580	30,866,580
Amortization right of use	152,776,316	-	-	152,776,316
Total at 12.31.19	23,977,324,824	3,762,944,897	1,389,976,704	29,130,246,425

Year ended at 12.31.18
Specific allocation of revenues	5,516,690,208	-	-	5,516,690,208
Airport Services and maintenance	5,606,807,337	30,380,701	70,057,633	5,707,245,671
Amortization of intangible assets	4,263,007,787	5,088,033	51,077,363	4,319,173,183
Salaries and social security contributions	4,915,283,068	114,062,945	600,039,376	5,629,385,389
Fees for services	206,892,134	12,772,124	157,683,507	377,347,765
Public utilities and contributions	893,903,334	1,218,076	4,001,310	899,122,720
Taxes	179,525,937	1,941,694,927	286,917,948	2,408,138,812
Office expenses	517,743,527	21,961,990	494,036,683	1,033,742,200
Insurance	89,152,924	-	3,874,975	93,027,899
Advertising expenses	-	231,713,141	-	231,713,141
Bad debts charges	-	183,857,012	-	183,857,012
Board of Directors and Supervisory Committee fees	-	-	33,990,485	33,990,485
Total at 12.31.18	22,189,006,256	2,542,748,949	1,701,679,280	26,433,434,485

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 11- FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 12.31.19		Foreign exchange rates	Amount in local currency at 12.31.19	Amount in local currency at 12.31.18
				$
ASSSETS
CURRENT ASSETS
Cash and cash equivalents	US$	23,702,222	59.6900	1,414,785,645	4,442,425,137
Current investments	US$			-	286,928,620
Trade receivables	US$	80,972,215	59.6900	4,833,231,522	2,792,171,267
Total current assets				6,248,017,167	7,521,525,024
Total assets				6,248,017,167	7,521,525,024

LIABILITIES
CURRENT LIABILITIES
Commercial accounts payable and others	US$	13,344,273	59.8900	799,188,514	512,141,476
	EUR	6,008,535	67.2265	403,932,779	109,821,806
Financial debt	US$	83,099,755	59.8900	4,976,844,327	2,484,314,101
Lease liabilities	US$	2,217,676	59.8900	132,816,621	-
Provisions and other charges	US$	2,819,672	59.8900	168,870,161	-
Total current liabilities				6,481,652,402	3,106,277,383
NON-CURRENT LIABILITIES
Financial debt	US$	407,674,288	59.8900	24,415,613,097	21,025,916,917
Total non- current liabilities				24,415,613,097	21,025,916,917
Total liabilities				30,897,265,499	24,132,194,300
Net liability position				24,649,248,332	16,610,669,276

NOTE 12 – INCOME TAX

On December 29, 2017, the National Executive Power issued and published Law No. 27,430, which introduced amendments to the Income Tax. Among the most relevant was the reduction of the tax rate for capital companies and permanent establishments to 25% and it was also provided that dividends distributed to human persons and beneficiaries abroad by the aforementioned would be taxed at a rate of 13%. Such modifications were applicable for the years beginning on or after January 1, 2020, while for the years beginning on January 1, 2018 and December 31, 2019, the applicable rates would be 30% for the tax and 7% for dividend distribution. On December 23, 2019, through the promulgation and publication of Law No. 27,541, it was suspended until the fiscal years beginning on January 1, 2021 inclusive, the reduction of the rate to 25% and the application of the tax on dividends at 13%, providing that for the periods in which the suspension is applied the rates will be 30% and 7% respectively.

As a result of the reduction of the tax rate, deferred assets and liabilities as of December 31, 2019 and 2018 were measured using rates of 30% or 25%, depending on the year in which it was estimated that temporary differences recognized will be reversed .

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 12 – INCOME TAX (Contd.)

Law No. 27,468 modified the transition regime established by Law No. 27,430 for the application of the adjustment for tax inflation of the Income Tax Law (LIG), indicating that it will be applicable for the fiscal years that start from January 1, 2018 when the variation in the CPI, calculated from the beginning to the end of the year, exceeds fifty-five percent (55%) the first year, thirty percent (30%) the second year and fifteen percent (15%) the third year. According to said Law, the adjustment for positive or negative inflation should be charged one third in that fiscal period and the remaining two thirds, in equal parts, in the next two immediate fiscal periods.

The Law of Social Solidarity and Productive Reactivation (LSSRP) - B.O. December 23, 2019 - maintains the application of the inflation adjustment mechanism established in Title VI of the LIG. However, the amount corresponding to the first and second fiscal year beginning on January 1, 2019 must be charged one sixth in that fiscal period and the remaining five sixths in equal parts in the next 5 immediate fiscal periods.

On the other hand, the LSSRP suspends until the fiscal years beginning on January 1, 2021, including, the application of the 25% rate timely provided by subsection d) of article N ° 86 of Law N 27,430, stating that for the period of suspension the rate will be 30%.

Accordingly, the application of the 13% rate for the distribution of dividends is suspended for the same years, establishing it at 7%.

Considering that, at the date of issuance of these financial statements, the variation in the CPI has exceeded the 30% required for the second year of validity, the Company's Management has considered the effects of inflation and has included said estimate in the provision of income tax payable.

As of December 31, the main permanent differences correspond to the charge for the application of the tax adjustment for $ 1,862,775,620.98 and the profit for the greater deferred tax asset generated by the tax revaluation for $ 4,224,892,484.

The following is a reconciliation between the income tax charged to income and that, which would result from applying the tax rate in force in Argentina on income before taxes for the years ended on December 31, 2019 and 2018:

	12.31.19	12.31.18
	$
Income before income tax	5,193,085,692	3,468,377,070
Tax calculated at applicable tax rate	1,557,925,708	1,040,513,122
Tax effects of:
Differences at applicable tax rate (*)	(2,273,203,087)	853,055,502
Income Tax Expense	(715,277,379)	1,893,568,624

(*) At December 31 the main permanent differences correspond to the charge for the adjustment for tax inflation for ($ 1,862,775,621) and the gain for the greater deferred tax asset generated by the tax revaluation for ($ 4,224,892,484).

The applicable effective tax rate was (13.77%) and 54.69% as of December 31, 2019 and 2018, respectively.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 12 – INCOME TAX (Contd.)

The movements during the year in the assets and liabilities for deferred tax, not considering the compensation of balances referred to the same fiscal authority have been the following:

Deferred tax assets: Item	Trade receivable nets	Related parties	Provisions and other charges	Financial debt	Total
Balance at 12.31.17	44,936,689	204,154	124,993,908	8,218,713	178,353,464
Movement for the year
Charge to income	89,609,879	-	(163,664)	17,302,511	106,748,726
Inflation adjustment	(14,501,178)	(65,882)	(1,603,975)	(2,652,202)	(18,823,237)
Balance at 12.31.18	120,045,390	138,272	123,226,269	22,869,022	266,278,953
Movement for the year
Charge to income	565,662,206	-	(49,933,945)	21,927,094	537,655,355
Inflation adjustment	(42,008,911)	(48,387)	37,686,155	(8,002,829)	(12,373,972)
Balance at 12.31.19	643,698,685	89,885	110,978,479	36,793,287	791,560,336

Deferred tax liabilities: Item	Intangible Assets	Financial Debt	Adjustment for tax inflation (Note 2.13)	Total
Balance at 12.31.17	6,567,686,007	58,330,009	-	6,626,016,016
Movement for the year
Charge to income	1,591,933,259	(4,146,706)	-	1,587,786,553
Inflation adjustment		(18,823,237)	-	(18,823,237)
Balance at 12.31.18	8,159,619,266	35,360,066	-	8,194,979,332
Movement for the year
Charge to income	(2,718,583,601)	37,559,547	1,506,982,268	(1,174,041,786)
Inflation adjustment	-	(12,373,972)	-	(12,373,972)
Balance at 12.31.19	5,441,035,665	60,545,641	1,506,982,267	7,008,563,574
Net balance at 12.31.17				(6,447,662,552)
Net balance at 12.31.18				(7,928,700,379)
Charge to income 2018				(1,481,037,827)
Net balance at 12.31.19				(6,217,003,238)
Charge to income 2019				1,711,697,141

The assets for deferred tax due to negative taxable basis pending compensation are recognized as long as the corresponding fiscal benefit could occur through future fiscal benefits.

NOTE 13 - OTHER RESTRICTED ASSETS

Other than what is mentioned in Notes 1 and 6, Other Receivables in Current assets at December 31, 2019 and 2018 include $1,254,587 and $8,492,948 corresponding to guarantees granted to third parties in connection with lease agreements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 14 - CAPITAL STOCK

At December 31, 2019, capital stock is as follows:

Par Value
$
Paid-in and subscribed	1,006,046,708
Registered with the Public Registry of Commerce	1,006,046,708

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and one vote each and 747,529,409 preferred non-voting shares of $1 par value. Preferred shares will have voting rights on the following matters: i) partial or total capital reimbursement; ii) during the period benefits of preferred shareholders are granted but not yet received iii) the appointment of a full and an alternate director and a full and an alternate syndic; and iv) in the remaining cases established by Corporate Law No. 19550.

Furthermore, according to the requirements of General Resolution 629 issued by the CNV, the books and accounting records of the Company are located in the fiscal address located in Honduras 5673, Autonomous City of de Buenos Aires. In addition, AA2000 has certain supporting accounting and operating documentation in the warehouses of Bank S.A. in the Province of Buenos Aires Garín (Ruta Panamericana km. 37,5), Pacheco (Ruta Panamericana km. 31,5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

NOTE 15 - CAPITAL STOCK AND SHARE PREMIUM

As stated in Note 14, the Company’ s capital stock comprises 258,517,299 common shares of $1 par value and one vote each and 747,529,409 preferred non-voting shares of $1par value each.

Under the provisions of the Memorandum Agreement, the Concession Contract Adaptation in the Shareholders’ Extraordinary and Special meeting for Class A, B and C of March 6, 2008 and approved by the ORSNA the April 25, 2008 decided to amend the bylaws to incorporate the following decisions, the increase of capital stock from $100,000,000 to $219,737,470 through the capitalization of the “capital adjustment” account and the increase of the capital stock up to $715,898,883, through the issuance of 496,161,413 preferred shares of $1 par value with no voting rights, fully subscribed by the Argentine National Government.

Furthermore, the Shareholders’ Extraordinary and Special meeting held on August 7, 2008 decided, among other things, reforming the social status, subject to the approval of ORSNA, based on the following amendments: Increase in the company’s capital stock for up to $65,000,000. Creation of subclasses “R” and “L” shares and issuance of up to 65,000,000 ordinary book entry class A, B, C and subclass L shares. Admission to the public offering of shares regime. Subclass “L” shares of one peso ($1) par value and one (1) vote each will be placed for public offering, subject to the prior authorization from the ORSNA.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 15 - CAPITAL STOCK AND SHARE PREMIUM (Contd.)

The shareholder’s meeting dated April 29, 2011 decided that due to the existence of certain topics regarding the admission to the public offering of shares and the increase of capital stock which were being analyzed by the Board, the admission to the public offering regime, the increase in capital stock and the statute reform would be held in a further Meeting summoned once such topics had been defined.

On June 9, 2011, the National Government notified the company of its intention to convert all the negotiable obligations that had been duly issued by virtue of the withdrawal and compensation of mutual claims between the Company and the National State (see Note 1.8). in ordinary class D shares of the company. At the Board meeting held on December 27, 2011, 38,779,829 Class D ordinary, book-entry shares with a par value of $ 1 and entitled to one vote per share were issued. Through the Assembly of December 29, 2011, it was resolved to reform the corporate bylaws in order to reflect the conversion of negotiable obligations. The mentioned conversion generated an issue premium of $137,280,595.

At December 31, 2019 the capital stock is represented by: (i) 79,105,489 class A subclass R common book entry shares; (ii) 79,105,489 class B subclass R common book entry shares; (iii) 61,526,492 class C subclass R common book entry shares; (iv) 38,779,829 class D common book entry shares; (v) 747,529,409 preferred shares of $1 par value without right to vote; and (vi) subclass L ordinary book entry shares issued in the public offering regime.

The administration of the company is managed by a board of eight members acting for a year end the same number of alternates. Each of the classes A, B and C has the right to choose two full directors and two alternates and class D has the right to appoint a full director and an alternate. The National Government as holder of preferred shares has the right to appoint an additional full director and an alternate.

On June 30, 2011 the Company was notified that the Società per Azioni Esercici Aeroportuali S.E.A. transferred to Cedicor S.A., direct controller of Corporación America S.A., 21,973,747 common, registered non-endorsable Class A shares of $ 1 par value and one vote each, representing 8.5% of the capital stock and votes of AA2000. To be conducted, such transference needs to be authorized by the ORSNA according to the regulations that are to be applied for the changes in capital stock of AA2000.

On July 13, 2011 the company was notified that Riva S.A.I.I.C.F.A. transferred to Cedicor S.A., direct controller of Corporación America S.A. 2,197,375 ordinary book entry class B shares of AR $ 1par value and one vote each, representing 0.85% of the capital stock and votes of AA2000. To be conducted, such transference needs to be authorized by the ORSNA according to the regulations that are to be applied for the changes in capital stock of AA2000.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 16 - DIVIDENDS ON PREFERRED SHARES

Preferred shares in favor of the Argentine National Government (see Note 1), whose issuance were approved by the Shareholders Meeting of the Company on March 6, 2008 shall accrue a preferential dividend receivable of 2% of their nominal value, payable in preferred shares, which shall be cumulative in case that the Company does not generate liquid and realized profits.

The Shareholders’ General Ordinary Meetings held annually resolved to pay Shareholders of preferred shares dividends through the issuance of preferred shares of AR$1 par value each under the same terms of the preferred shares issued in favor of the Argentine National Government approved by the Shareholders’ General Ordinary and Special Meeting of class “A” “B” and “C” held on March 6, 2008. Preferred shares were fully subscribed by the Argentine National Government according to the following detail:

-	Shareholders’ General Ordinary, Extraordinary and Special Meeting held on April 24, 2009: 30.369.048 preferred shares;

-	Shareholders’ General Ordinary and Special Meeting held on March 19, 2010: 10.530.609 preferred shares;

-	Shareholders’ General Ordinary, Extraordinary and Special Meeting of Class A, B and C held on December 29, 2011: 10.741.221 preferred shares;

-	Shareholders’ General Ordinary, Extraordinary and Special Meeting of Class A, B, C and D and special of preferred shares held on May 2, 2012: 10.956.046 preferred shares;

-	Shareholders’ General Ordinary, and Special of Class A, B, C and D and special of preferred shares held on April 11, 2013: 11.175.167 preferred shares;

-	Shareholders’ General Ordinary Meeting special of Class A, B, C and D and special of preferred shares held on April 21, 2014: 11.398.670 preferred shares;

-	Shareholders’ General Ordinary Meeting special of Class A, B, C and D and special of preferred shares held on April 28, 2015: 11.626.643 preferred shares;

-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on April 25, 2016: 11.859.176 preferred shares;

-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on April 26, 2017: 12,096,360 preferred shares;

-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on April 9, 2018: 12,338,287 preferred shares; and

-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on July 25, 2019: 118,276,769 preferred shares.

The preferential dividend accrued for the year ended December 31, 2019 is $151,623,215 and will be recorded at the time of its approval by the Shareholders' Meeting

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 17 - DIVIDENDS ON ORDINARY SHARES

The ordinary general meeting, special of classes A, B, C and D and special preferred shares held on July 25, 2019 resolved to distribute dividends to ordinary shares, in accordance with their respective holdings, for the sum of US $50,000,000 (US dollars fifty million), or its equivalent in pesos (which at the date of this assembly amounted to $2,143,500,000). Once the legal reserve was established and the dividends of preferred shares and ordinary shares were distributed, the constitution of a facultative reserve for the execution of future works plans was resolved with the remainder.

NOTE 18 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 9, 2018 AND JULY 25, 2019

The general ordinary and special meeting of class A, B, C and D and special of preferred shares held on April 9, 2018 decides among other issues:

-	That the income of the year ended at December 31, 2017 has the following destination:

(i) $2,419,272	for the constitution of the legal reserve;

(ii)	$12,338,287 to the distribution of dividends corresponding to the preferred shares subscribed by the Argentine National Government according to the resolutions of the general extraordinary meeting of the Company´s Shareholders held on March 6, 2008 and clause 14 and attachment VII of The Memorandum of Understanding for the Restatement of the Concession Agreement, payable in preferred shares;

(iii)	the remaining of $2,669,727,436 to the facultative reserve for compliance of works for future plans.

-	issue 12,338,287 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the Argentine National Government as per class A, B and C Shareholders General Extraordinary and Special Meeting held on March 6, 2008;

-	increase the capital stock from $875,431,652 to $887,769,939, i.e., in the amount of $12,338,287, through the issuance of 12,338,287 preferred shares of $ 1 par value, with no vote;

-	that the preferred shares are subscribed fully by the Argentine National Government;

-	delegate in the Board of Directors the registry in the Shareholders’ Registry of the capital stock increase decided.

The general ordinary and special meeting of class A, B, C and D and special of preferred shares held on July, 25, 2019 decides among other issues:

-	That the result of the year ended December 31, 2018 has the following destination:

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 18 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 9, 2018 AND JULY 25, 2019 (Contd.)

(i)	$62,651,480 for the constitution of the legal reserve;

(ii)	$118,276,769 to the distribution of dividends corresponding to the preferred shares held by the national State, payable in 118,276,769 preferred shares of a peso ($ 1) nominal value each;

(iii)	the sum of US $ 50,000,000 (US dollars fifty million), or its equivalent in pesos (which at the date of the meeting amounts to $ 2,143,500) to the distribution of cash dividends among shareholders of classes A, B, C and D shares, in accordance with their respective holdings; and

(iv)	the remainder, that is, $ 4,949,288,026 for the constitution of a facultative reserve for the execution of future works plans.

As a result of the above mentioned, the following was decided:

-	issue 118,276,769 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the Argentine National Government as per class A, B and C Shareholders General Extraordinary and Special Meeting held on March 6, 2008;

-	increase the capital stock from $887,769,939 to $1,006,046,708, i.e., in the amount of $118,276,769, through the issuance of 118,276,769 preferred shares of $ 1 par value, with no vote;

-	that the preferred shares are subscribed fully by the Argentine National Government;

-	delegate in the Board of Directors the registry in the Shareholders’ Registry of the capital stock increase decided.

NOTE 19 – EARNINGS PER SHARE

The Shareholders’ General Extraordinary Meeting held on March 6, 2008, approved by the ORSNA on April 25, 2008, earnings per share is calculated as net income for the year less accrued preferred shares dividends for the year, divided by the number of common shares.

	12.31.19	12.31.18
Income for the year, net dividends accrued	5,756,739,856	1, 555,448,557
Amount of ordinary shares	258,517,299	258,517,299
Earnings from shares	22,2683	6,0168

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 20 – FINANCIAL RISK MANAGEMENT

The Company operates in a complex economic environment, whose main variables have recently had strong volatility, both nationally and internationally.

At the local level, the following circumstances occurred during the year 2019, are displayed:

The first half of the year saw a 2.5% drop in GDP in annual terms

-	Accumulated inflation between January 1, 2019 and December 31, 2019, reached 53.8% (CPI);
-	The significant devaluation of the peso as of August generated an unexpected outflow of deposits in dollars from the financial system (consequently generating a fall in the reserves of the Central Bank) and an increase in the reference interest rate arriving during the year to stand above 80%. At the end of the year, the value of the interest rate was close to 60%;

On December 10, 2019, a new National Government assumed, that under these circumstances, implemented a series of measures. The following is a summary of the main measures:

-	A regime for the regularization of tax, social security and customs obligations for micro, small and medium enterprises was established;
-	The unification schedule for the aliquot of employer contributions was suspended;
-	The National Executive Power was empowered to provide mandatory minimum wage increases to private sector workers (with temporary exemption from the payment of contributions and contributions destined to the Argentine pension system for salary increases resulting from this power or from a collective negotiation);
-	It was suspended until the fiscal years beginning as of 1/1/2021 inclusive, the reduction of aliquot established by Law 27,430, maintaining the rate of 30% as well as that of 7% for the dividends corresponding to them;
-	With regard to the adjustment for tax inflation, it was established that the amount determined, corresponding to the first and second fiscal year beginning on January 1, 2019, must be charged 1/6 in those fiscal periods and 5/6 remaining equally in the next 5 immediate fiscal periods. In turn, it is clarified that said provision does not preclude the calculation of the remaining thirds corresponding to previous periods, calculated in accordance with the previous version of article 194 of the Income Tax Law
-	The increase in export withholdings (with the exception of hydrocarbons and mining) and the personal property tax was decreed
-	The Value Added Tax for food in the basic basket and the suspension of retirement mobility were restored

Additionally, the National Government prepares a bill to send to the National Congress with a proposal for the renegotiation of the external debt to international creditors.

The context of volatility and uncertainty continues at the date of issuance of these financial statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 20 – FINANCIAL RISK MANAGEMENT (Contd.)

The Company Management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify potential impacts on its financial and patrimonial situation. The financial statements of the Company must be read in the light of these circumstances.

Risk of exchange rate

A substantial portion of the revenues of the Group are in American dollars or are related to billing in American dollars, such being the case of the fees collected to the non-aeronautical concessionaries (these being calculated on a the billing percentage of the respective concessionaries in this currency) and a lower percentage in pesos.

Our operational incomes are affected by the fluctuation of the exchange rate of the argentine peso and the other currencies. A key factor in the determination of our financial and net holding incomes is the registry of the incomes for exchange differences on the assets and liabilities in foreign currencies and the registry of the current value of the long-term liabilities.

Our financial debt in foreign currency at December 31, 2019 and 2018 was an equivalent of $29,310,861,555 and $23,516,133,397 of a total debt of $43,732,265,974 and $37,611,272,578, respectively. The Company does not use derived financial instruments to cover such exposures, as an important percentage of our revenues is in American dollars or related to the American dollar as previously mentioned.

Based on the composition of our situational balance at December 31, 2019 and 2018 a variation in the exchange rate of $ 0.10 against the American dollar would translate in an increase of $10,467,444 and $13,038,476 in the assets and $50,962,021 and $41,421,586 in the respective liabilities.

Price risk

As set forth in the Agreement, the ORSNA should annually revise the financial projections of the Company for the period between January 1, 2006 and February 13, 2028 (expressed in amounts at December 31.2005) in relationship with, among other items, aeronautical and commercial revenues, costs of operation and investment obligations and could conduct adjustments to the specific allocation of revenues and/or aeronautical service rates and/or investment obligations of the Company to preserve the Economic.

Financial balance of the Concession Agreement, as established per Attachment V of the Agreement and parameters established by the ORSNA for the Procedure of Revision of the Financial Projections of income and expenses. See Note 1.2 of the present financial statements.

Credit Risk

The financial instruments that could be subject to credit risk concentration consist of cash, cash equivalents, accounts receivable and short term investments.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 20 – FINANCIAL RISK MANAGEMENT (Contd.)

Credit Risk (Contd.)

The Company places its cash and cash equivalents, investments and other financial instruments in several first rate credit entities, reducing in this way the credit exposure to only one entity. The Company has not had significate losses in such accounts.

The commercial credits of the Company originate mainly from aeronautical revenues pending to be collected with airlines and the fee to be charged to concessionaries. The Company has a strong dependence on two of its airports (Ezeiza and Aeroparque) and could be affected by any condition that affects the airports. Furthermore, the Company depends on key clients, as Aerolineas Argentinas SA and LATAM Group.

The ORSNA resolved to conduct discounts on the international aeronautical rates, so the tariff is equivalent to the one to be obtained if a 30% discount is applied on the amounts established in the Attachment II of the Agreement for those airlines that have a regular payment condition. Since this norm is in force, most of the airlines are complying regularly with their payments.

Liquidity risk

The financial condition, the liquidity of the company and the need for cash are influenced by different factors, included; its capacity to generate cash flow of its operations; the level of indebtedness and the interests and amortizations on capital stock, that have impact on its net financial expenses, the interest rates in force in the local and international markets and its investments commitments in the framework of the investments plan, the master plans, the additional investments in capital goods and the needs of working capital.

The following table shows an analysis of the non derived financial liabilities of the Company settled by a net amount, grouped, according to their due dates considering the remaining period in the balance sheet date up to its contractual due date, the contractual flows are not shown discounted.

In thousands of $	Total	1st Quarter 2019	2nd Quarter 2019	3rd Quarter 2019	4th Quarter 2019	2020	2021	2022- 2028
Long- term liabilities (*)	42,828,496	7,141,952	3,653,288	1,106,398	1,813,286	13, 714,924	7,846,524	21,267,048
Leases	149,366	45,136	43,560	42,824	16,677	148,197	1,169	-
Purchase obligations (**)	14,676,777	3,605,697	3,208,216	3,592,992	2,884,453	13,291,358	1,385,419	-
Other obligations	272,505	272,505	-	-	-	272,505	-	-
Total Contractual Obligations	57,927,144	11,065,290	6,950,064	4,742,214	4,714,416	27,426,984	9,233,112	21,267,048

(*) Includes Fees payable to the Argentine National Government, Accounts Payable, Negotiable obligations (Capital and Interests) and financial debt.

(**) Includes pending payable purchase obligations at 12/31/2019.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 20 – FINANCIAL RISK MANAGEMENT (Contd.)

Risk of interest rate

The interest rate risk of the Group arises from its financial debt. The new borrowings taken at variable rate expose the Company to the increase of interest expenses in the case of increase of interest rates in the market, while the borrowings taken at a fixed rate expose the Group to a change in its fair value. The Group analyzes the exposure to the interest rates in a dynamic way, being the general policy of the Group to maintain most of its financing at a fixed rate.

The total debt of the Company at a variable rate is of $2,075,827,661 and $48,768,416 (7.07% and 0.21% of total financial debt, respectively) at December 31, 2019 and 2018, respectively.

Capital Management

The objectives of the Company for capital management are to safeguard its capacity to continue doing business and be able to provide yield to owners as well as benefits to holders of instruments of shareholder’s equity and maintain an optimum capital structure to reduce capital cost.

The negotiable obligations issued in the year 2017 establish certain commitments for the company. At the date of the current Financial Statements AA2000 has complied with all obligations assumed.

Aligned with the sector, the Group makes a follow up of the capital based on the indebtedness index. This index is calculated as the net debt divided among the total capital. The net debt is calculated as the total borrowings (including “current and non-current borrowings” as shown in the financial statements) less the cash and cash equivalents. The total capital is calculated as the “shareholder’s equity” of the financial statements plus the net debt.

	12.31.19	12.31.18
	$
Total Financial Liabilities	29,310,861,555	23,516,133,397
Less: Cash and cash equivalents	(1,929,992,925)	(5,962,790,045)
Net liability	27,380,868,630	17,553,343,352
Total shareholder’s equity	38,184,508,475	34,969,994,496
Index of indebtedness	71.71%	50.20%

The financial assets are within the category of other collectibles and the financial liabilities within other financial liabilities amortized.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 20 – FINANCIAL RISK MANAGEMENT (Contd.)

Financial instruments by category

IFRS 13 requires for financial instruments that are measured in the statement of financial position at fair value, a disclosure of fair value measurements by level in accordance with the following hierarchy of fair value measurement:

-	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
-	Level 2: data other than quoted prices included in level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices).
-	Level 3: data on assets or liabilities that are not based on observable data in the market (ie, unobservable information).

The following table presents the financial instruments of the Company:

	12.31.19	12.31.18
ASSETS
Financial assets at amortized cost
Trade receivables	5,377,896,360	4,050,859,988
Other receivables	9,601,537,165	7,535,119,527
Investments	-	286,928,619
Cash and cash equivalents	1,929,992,925	5,962,790,045
Total	16,909,426,450	17,835,698,179

LIABILITIES
Financial liabilities at amortized cost
Financial debt	21,528,010,057	23,063,257,855
Trade accounts payable	6,553,192,020	4,499,338,167
Provisions and other charges	926,326,580	725,834,617
Total	29,007,528,657	28,288,430,639

NOTE 21 – ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the corresponding actual results. The estimates and judgments that have a significant risk to causing a material adjustment to the carrying value of the assets and liabilities within the next financial year are addressed below.

Income Taxes:

The Company is subject to income tax. A high level of judgment is required to determine the provision for income tax. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the current and deferred income tax in the year in which such determination is made.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 21 – ACCOUNTING ESTIMATES AND JUDGMENTS (Contd.)

Bad debts:

For trade receivables, the Company applied the simplified approach to estimate the expected credit losses in accordance with the provisions of the standard, which requires the use of the criterion for the provision of loss throughout the life of the loans. The determination of the expected loss to be recognized is calculated based on a percentage of bad debts determined according to the maturity ranges of each credit, as well as the result of the analysis of specific cases that require specific treatment.

In order to measure the expected credit loss, the trade receivables have been grouped according to their characteristics in terms of shared credit risk and the time that has elapsed as past-due loans. Expected loss rates are based on sales payment profiles over a period of 36 months before December 31, 2019, and the corresponding historical credit losses experienced within this period. Historical loss rates are adjusted to reflect current and prospective information on macroeconomic factors that affect the ability of customers to settle accounts receivable.

On this basis, the provision for losses on trade receivables as of December 31, 2019 was calculated by applying the following expected loss ratios: 0.66% on non-expired loans, 3.60% on loans due between 1 and 30 days, 7.90% for the expired range between 31 and 60 days; 14.16% for the range of overdue loans between 61 and 90 days, 21.13% for overdue loans between 91 and 180 days and 35.36% over those overdue for more than 181 days.

Contingencies:

Finally, estimates related to contingencies and other risks are analyzed based on likelihood of occurrence and estimated amount considering the opinion of the legal advisors of the Company.

Application of IFRIC 12:

The Company has carried out an integral implementation of the standards applicable to the accounting treatment of its concession and has determined that, among others, IFRIC 12 is applicable to the Company. It deals with its investments related to improvements and updates that will be made in relation to the obligation of the concession contract under the intangible assets model established by IFRIC 12. Consequently, all the amounts invested under the concession agreement have a direct correlation with the amount of the rates that the Company may charge each passenger or cargo service provider, and therefore, a direct correlation with the amount of income that the Company may generate.

As a result, the Company defines all the disbursements associated with the investments required under the concession contract as income generating activities since they ultimately provide future benefits, so that improvements and subsequent updates made to the concession are recognized as intangible assets with based on the principles of IFRIC 12. In addition, compliance with the investments committed by the Master Plans of Work are mandatory, as well as compliance with the maximum rate and, therefore, in case of breach of any of these obligations, the Company could be subject to sanctions and the concession could be revoked.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 22 – CREDIT QUALITY OF FINANCIAL ASSETS

The credit quality of the financial assets that are neither past due nor impaired can be assessed based on external credit ratings granted to the Society by external entities or through the historical information about counterparty default rates:

	2019	2018
	$
Clients
Group 1	145,781,965	21,253,596
Group 2	3,240,820,703	3,068,987,217
Group 3	1,991,293,692	960,619,176
Total unimpaired trade receivables	5,377,896,360	4,050,859,989

Group 1 – New customers / related parties (less than 6 months)

Group 2 – Existing customers / related parties (more than 6 months) with no defaults in the past.

Group 3 – Existing customers / related parties (more than 6 months) with some defaults in the past. All defaults were fully recovered.

Note: None of the borrowings to related parties is past due nor impaired.

Breakdown of financial assets date is as follows:

		Due dates					Without
						Beyond 4th	established
Item	Past due	1st. Q	2nd. Q	3rd.Q	4th Q	Q	term	Total
$
Trade receivables	1,463,700,960	1,674,536,252	5,087,425	-	-	-	-	3,143,324,637

NOTE 23 – CONTINGENCIES

The Comapany has contingent liabilities for litigations in respect of legal claims arising in the ordinary course of business.

It is not anticipated that any material liabilities will arise from the contingent liabilities other than those provided for:

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 23 – CONTINGENCIES (Contd.)

Tax claims

Claims on Stamp taxes

The province of Río Negro has made claims for unpaid stamp tax and notified the Company of the assessed amounts of unpaid stamp taxes applicable to the Concession Agreement. Below is a summary of the status of each claim:

Province of Río Negro

On April 25, 2000, AA2000 received a claim for $508,586.44 corresponding to unpaid stamp tax due to (i) alleged incorrect calculation of stamp tax, as it was calculated based on the present value of the fee instead of its nominal value, (ii) the assumption that the guarantees agreed with the Argentine National Government should have been included and (iii) considering late payment of the tax. The Company answered the demand, claimed its nullity and challenged the calculation made.

On December 14, 2000, AA2000 was notified by the provincial Tax Authorities of a claim for AR$ 956,344 including interest as of December 29, 2000. On January 8, 2001, AA2000 rejected the assessment made. On June 10, 2003 the amount claimed was $1,346,810. The Company appealed the assessment

On August 9, 2004 Resolution No. 812 issued by the General Tax Authorities rejected the appeal. On August 24, 2004 the Company filed an administrative appeal which was rejected by Resolution No. 758 of the Treasury Department on May 17, 2005. A new appeal was presented with no resolution to date.

Province of Cordoba

-               Main File Nº 2629962/36: The General Revenue Service of Córdoba initiated a tax execution in real estate tax concept (Periods 2009/50, 2010/10/20/30/40/50, 2011/10/20/30/40/50, 2012 / 10/20/30/40/50, 2013/10/20/30/40/50), for $ 6,090,377.45 (capital: $ 3,455,810.66 and surcharges: $ 6,090,377.45). The General Revenue Service requested the embargoes to cover the sum claimed. The fiscal execution was answered, citing the ORSNA and the National State as third parties and the surety bond was offered to replace the blocked measure and this was accepted. The citation of third parties and the request for suspension of the main proceedings, which were processed under separate files to the principal, were rejected as well as their successive appeals and appeals lodged. Regarding the main file, the Court of First Instance ordered the fiscal execution. The General Revenue Service requested the execution of the sentence and made liquidation for a total amount of $ 12,111,450.27 (including capital, interest, regulated fees and contributions), which was processed under a Separate Body with File No. 2918169/36.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 23 – CONTINGENCIES (Contd.)

Tax claims (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Contd.)

The liquidation was challenged and an extension of the bond insurance previously provided was offered. The liquidation was approved and then appealed by AA2000, and processed under File No. 6196915. The Appeals Chamber has not yet resolved the appeal to the liquidation. On 10/11/2017 we were notified of the decision of the Appeals Chamber corresponding to the rejection of the AA2000 appeal on the merits of the matter. Against it, a cassation appeal was lodged with the Supreme Court of Justice, which is processed under File No. 5916677, and has not yet been resolved.

It is necessary to indicate that the DGR, according to local procedural legislation is in a position to execute the debt. The appeal was denied, and on April 17, a direct complaint was lodged. On June 5, 2018, the payment of the settlement was credited in the amount of $ 12,111,450.27.

On November 9, 2018, the attorney's fees were regulated for their intervention regarding the appeal, in the amount of $298,428.49 plus VAT. On May 30, 2019, the remaining settlement made by the DGR of Córdoba was paid, in the amount of $ 6,425,899.28, as debt, interest, fees and legal costs. On May 21, 2019, Federal Extraordinary Appeal was filed against the judgment of the Superior Court of Justice of the Province of Córdoba that led to the fiscal execution and rejected the incompetence raised. On September 26, 2019, the TSJ rejected the granting of the extraordinary appeal and on October 9, 2019, the complaint was filed before the CSJN, which is pending resolution.

-      Main File No. 6174715: The General Revenue Service of Córdoba initiated a tax execution against AA2000 for property tax (FP 2014/10/20/30/40/50, 2015/10/20/30/40/50, 2016/10) for $ 7,405,302.36. The claim was answered opposing exceptions and citing the National State and the ORSNA as third parties. Under File No. 2895251/36, The General Revenue Service requested the embargoes. AA2000 offered a surety insurance to replace the blocked measure. Both the citation of third parties and the substitution of the embargo were rejected by the court, for which reason such resolutions were appealed, and have not yet been resolved.

On August 6, 2018, we were notified of the rejection of the appeal for restitution filed against the rejection of subpoenas from third parties, and the request was made to the House to resolve the appeal filed in the subsidy, and the appeal against the rejection of substitution of the embargo. The seized embargo is for the sum of $ 9,626,893.07. On May 8, 2019 we were notified of the rejections of the appeals for the replacement of embargo and subpoena of third parties. Appeal was filed on May 29, 2019, which is pending resolution.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 23 – CONTINGENCIES (Contd.)

Tax claims (Contd.)

Claims on Stamp taxes (Contd.)

Province of Cordoba (Contd.)

-      Main File No. 6426848: Claim for real estate taxes 20, 30, 40 and 50/2016, corresponding to real estate item No. 1101800000020. Amount claimed: $ 3,346,121.61 corresponding to - Capital: $ 2,610,221.43, and surcharges (calculated on 06/22/2017) in the amount of $ 735,900.18. On December 11, 2017, AA2000 was notified of the tax execution demand for the real estate tax. On February 1, 2018, the claim was answered and exceptions were filed. On June 26, 2018, the request for substitution of attachment was rejected, which was appealed and submitted to the Chamber.

The embargo is blocked for the amount of $ 4,381,372.12. The fees of the tax attorney were regulated in this first instance in the amount of $ 160,513.45. The Chamber rejected the appeal regarding the replacement of embargo by means of a resolution notified on November 19, 2019, therefore, an appeal was filed on December 9, 2019. On the other hand, the request for subpoena of third parties was rejected, and was then appealed to the Chamber with resolution still pending.

-      Main File No. 6426849: Real Estate Tax claim 10 and 20/2017, corresponding to the real estate item No. 1101800000020. Amount claimed: $ 2,206,561.28 corresponding to - Capital: $ 2,003,233.12 and - Surcharges (calculated at 06/21/06) / 2017): $ 203,328.16. On December 20, 2017, AA2000 was notified of the tax execution claim for the real estate tax. On February 1, 2018, demand was answered and exceptions were filed. On June 26, 2018, the request for substitution of attachment was rejected, which was appealed and submitted to the Chamber. The embargo is for the sum of $ 2,868,529.66. The fees of the tax attorney were regulated in this first instance in the amount of $ 111,012.07. The appeal on the replacement of embargo is still pending resolution. On the other hand, the third-party subpoena request was rejected, which was appealed and the grievances were filed in the Chamber on August 5, 2019.

-      Main File No. 7223470: Real Estate Tax Claim, corresponding to fiscal periods 30/2017, 40/2017, 10/2018 and 20/2018. Amount claimed: $ 5,189,313. The embargo order was for the sum of $ 6,746,106.90 (amount that includes amounts budgeted to respond for interest and costs of the process). On July 2, 2018, the tax execution request was notified, which was answered. On August 9, 2018 it was decided to reject the citation of third parties, which will be appealed. It was also ordered to move the appeal on the substitution of embargo. The replacement of the embargo was rejected and appealed, the grievances founded on April 12, 2019. On April 8, 2019, the complaint filed against the rejection of the third party subpoena was rejected, and an appeal was filed. dated August 5, 2019.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 23 – CONTINGENCIES (Contd.)

Tax claims (Contd.)

Claims on Stamp taxes (Contd.)

Province of Cordoba (Contd.)

-      Main File. Nº 8296338: On July 15, 2019, AA2000 was notified of the demand for fiscal execution in the amount of $ 4,314,806.82. Likewise, an embargo for the amount of $ 5,609,248.86 was locked. On August 9, 2019, the lawsuit was answered and the subpoena of third parties and the replacement of the seized embargo (bond policy 724,180) was requested. On August 21, 2019, a decision was issued rejecting the subpoena of third parties, against which an appeal l was filed with an appeal in subsidy. On October 21, 2019, the court rejected the request to replace the embargo, and that decision was appealed. The grievances will be presented as soon as it is submitted to the Appeals Chamber.

Other tax proceedings

The Company received claims from certain municipal districts in connection with local fees and taxes which, according to its legal advisors are unlikely to be successful.

NOTE 24 - CASH FLOW INFORMATION

Reconciliation of net debt:

According to the IAS 7, the movements in the net debt of the year that impact on the cash flow as part of the financing activities are detailed below:

	Liabilities for financial leases at 1 year	Financial lease liabilities after 1 year	1-year bank borrowings	bank borrowings after 1 year	Negotiable obligations at 1 year	Negotiable obligations after 1 year	Total
Balances at the beginning	74,672,685	24,755,827	-	-	2,515,091,382	20,901,613,503	23,516,133,397
Cash flows	(77,508,820)	-	(424,101,108)	8,549,356,640	(3,997,684,230)	-	4,050,062,482
Exchange rate	(654,155,515)	-	(161,766,576)	(1,027,388,220)	9,530,488,058	(7,984,709,085)	(297,531,338)
Inflation adjustment	656,911,431	(8,663,101)	299,564,235	(278,956,573)	(1,362,117,894)	699,941,839	6,679,937
Other movements without cash	15,461,918	(14,924,210)	1,948,419,793	(1,644,647,543)	(3,301,730,815)	5,032,937,934	2,035,517,077
Net debt as of December 31, 2019	15,381,699	1,168,516	1,662,116,344	5,598,364,304	3,384,046,501	18,649,784,191	29,310,861,555

NOTE 25 - TAX CREDITS FOR RETURN OF VALUE ADDED TAX

During fiscal year 2019, the Company made presentations to the Federal Public Revenue Administration (AFIP) in order to obtain the return of tax credits of Value Added Tax (VAT) for: (a) VAT tax credits generated by the purchase of fixed assets, and (b) balances of free availability

The total amount requested from the AFIP for VAT tax credit returns reaches $1,096,957,202.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2019 presented in comparative format (Contd.)

NOTE 25 - TAX CREDITS FOR RETURN OF VALUE ADDED TAX (Contd.)

a) On September 18, 2019, the General Resolution No. 4581/2019 was published in the Official Gazette, through which the AFIP establishes the requirements, deadlines and ways to access to the refund of the tax credit accumulated by the acquisition of fixed assets. Law No. 27,430 amended the Value Added Tax Law, incorporating an article added following article No. 24, based on which a regime for the return of the technical balance originated in the acquisition of fixed assets was established, pursuant to the conditions established there.

Additionally, Law No. 27,467 established an annual quota for 2019 of $15,000,000,000 and Resolution No. 185/2019 of the Ministry of Finance established an order of priority based on the age of the accumulated balances according to the fiscal period in which they were generated and, at the same age, that the allocation is proportional to the magnitude of the balances.

Under this regime, on December 23, 2019, the Company filed a request for a refund of VAT tax credit for the purchase of fixed assets for $918,367,994.

On February 13, 2020, a request for quick sentence was submitted to the AFIP for a ruling on it.

b) Additionally, in the month of September 2019, presentations were made requesting the return of the balance of free availability of VAT for $178,589,208.

NOTE 26 - EVENTS AFTER THE CLOSURE OF THE YEAR

There have been no events and / or transactions that may significantly affect the assets and financial situation of the Company after the end of the year.

Aeropuertos Argentina 2000 S.A.

Registration Number with the Superintendency of Corporations N 1645890

Supplementary Information Regulation required by Art 12. Chapter III,

Title IV of the National Securities Commission

General issues about the activity of the Society

1. Specific and significant legal regimes that imply declines or contingent re-births of benefits foreseen by said provisions.

They do not exist.

2. Significant changes in the company's activities or other similar circumstances that occurred during the years included in the financial statements that affect their comparability with those presented in previous years, or that could affect it with those that will be presented in future periods.

See Notes 1 and 2 to these financial statements.

3. Classification of the balances of credits and debts in the following categories:

a) Due date, with subtotals for each of the four (4) last quarters and for each previous year;

b) Without established deadline;

c) To expire, with subtotals for each of the first four (4) quarters and for each subsequent year.

							Without
		Due dates					established
Item	Past due	1st Q	2nd Q	3rd Q	4th Q	Beyond 4th Q	term	Total
	$
RECEIVABLES
Trade receivables	1,463,700,960	1,674,536,252	5,087,425	-	-			3,143,324,637
Other receivables	-	14,408,739	11,324,942	11,324,942	11,324,942	5,395,667,514	3,420,870,308	8,864,921,387
	1,463,700,960	1,688,944,991	16,412,367	11,324,942	11,324,942	5,395,667,514	3,420,870,308	12,008,246,024

DEBTS
Specific allocation of income to be paid E.N.A.	-	419,758,938	-	-	-	-	-	419,758,938
Accounts payable and other	1,530,868,725	3,876.944.224	449,064,969	11,931,637	743,320,105	50,317,401	-	6,662,447,061
Financial debt	-	1,228,445,743	745,344,045	1,543,877,378	1,543,877,378	24,249,317,011	-	29,310,861,555
Lease liabilities	-	41,290,638	39,715,355	38,978,925	12,831,703	-	-	132,816,621
Deferred tax	-	-	-	-	-	-	6,217,003,238	6,217,003,238
Provisions and other charges	-	333,147,667	44,773,108	35,271,428	28,207,585	206,841,495	345,749,235	993,990,518
	1,530,868,725	5,899,587,210	1,278,897,477	1,630,059,368	2,328,236,771	24,506,475,907	6,562,752,473	43,736,877,931

Aeropuertos Argentina 2000 S.A.

Registration Number with the Superintendency of Corporations N 1645890

Supplementary Information Regulation required by Art 12. Chapter III,

Title IV of the National Securities Commission (Contd.)

General issues about the activity of the Society (Contd.)

4. Classification of receivables and debts, in a way that allows to know the financial effects produced by its maintenance. It should enable the identification of:

a) Accounts in national currency, in foreign currency and in kind:

	Credits	Debts (*)
	Thousands of $
In national currency	7.170.402	6.603.943
In foreign currency
American dollars	4.833.232	30.216.927
Euros	-	304.227
Total	12.003.634	37.125.097

(*) Does not include deferred profits or additional consideration of permit holders.

b) Balances subject to adjustment clauses and those that are not;

See note 11 to the present Financial Statements.

c) Balances that accrue interest and those that do not.

See note 6 to the present Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration Number with the Superintendency of Corporations N 1645890

Supplementary Information Regulation required by Art 12. Chapter III,

Title IV of the National Securities Commission (Contd.)

General issues about the activity of the Society (Contd.)

5. Detail of the percentage of participation in Companies of Article 33 of Law No. 19,550 in the capital and in the total number of votes. In addition, debit balances and / or creditors by company and segregated as provided in points 3 and 4 above.

Shareholders	Shareholders Number, Type and Nominal Value of Shares	Class of shares	% share in ordinary capital	% participation in total votes	% share in preferred capital
Societá per Azioni Esercizi Aeroportuali S.E.A.	21,973,747 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class A	8,50%	8,50%
Corporación América Sudamericana S.A.	76,908,114 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class B	29,75%	29,75%
RIVA SAICFyA	2,197,375 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class B	0,85%	0,85%
Corporación América S.A.	61,526,492 class C shares and 57,131,742 ordinary class A shares with a par value of $ 1 each and entitled to one vote per share.	Class C & Class A	b45,90%	45,90%
Estado Nacional Argentino	38,779,829 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class D	15%	15%
Estado Nacional Argentino	747,529,409 preferred shares with a par value of $ 1 each without the right to vote. Preferred shares will have the right to vote in the cases listed in Note 16.				100%

Aeropuertos Argentina 2000 S.A.

Registration Number with the Superintendency of Corporations N 1645890

Supplementary Information Regulation required by Art 12. Chapter III,

Title IV of the National Securities Commission (Contd.)

Classification of balances with Companies of Art. 33 of Law N ° 19,550 in the following categories:

Receivables:

Year	Thousands of $
1st Semester	45,214
Without established deadline	796
Total	46,010

Debts:

Year	Thousands of $
1st Semester	373,045
Without established deadline	93
Total	373,138

Classification of credits and debts, in a way that allows to know the financial effects that its maintenance produces. It should enable the identification of accounts in national currency, in foreign currency and in kind:

Receivables with Societies of Art. 33 of Law N ° 19,550

Thousands of
In national currency	$
Without adjustment clauses	46,010
46,010

Debts with Companies of Art. 33 of Law No. 19,550

Thousands of
In national currency	$
Without adjustment clauses	373,138
373,138

Aeropuertos Argentina 2000 S.A.

Registration Number with the Superintendency of Corporations N 1645890

Supplementary Information Regulation required by Art 12. Chapter III,

Title IV of the National Securities Commission (Contd.)

Debts with Companies of Art. 33 of Law No. 19,550 (Cont.)

Also, see Note 7 to these financial statements.

Trade receivables or borrowings against directors, trustees, members of the supervisory board and their relatives up to and including the second degree. For each person, the maximum balance during the year (expressed in closing currency), the balance at the date of the financial statement, the reason for the credit, the currency in which it was granted and the clauses for monetary update and interest rates will be indicated. applied.

They do not exist.

Physical inventory of inventories

Periodicity and scope of physical inventory of inventories. If there are assets of significant immobilization over time, for example more than one year, indicate their amount and if the corresponding provisions have been made.

They do not exist.

Current values

Sources of data used to calculate the current values used to value inventories, fixed assets and other significant assets. As an exception, the cost of the last purchase restated at the end of the fiscal year is admissible for inventories.

See Note 2 to the present Financial Statements.

Fixed assets

In the case of the existence of technically revalued use assets, indicate the method followed to calculate the reversal of the exercise of the "technical revaluation reserve" when part of it had been previously reduced to absorb losses.

They do not exist.

The total value recorded in the balance sheet of the unused useable assets must be reported.

They do not exist.

Participation in other companies

Participations in other companies in excess of what is allowed by article 31 of Law No. 19,550 and plans to regularize the situation.

They do not exist.

Aeropuertos Argentina 2000 S.A.

Registration Number with the Superintendency of Corporations N 1645890

Supplementary Information Regulation required by Art 12. Chapter III,

Title IV of the National Securities Commission (Contd.)

Recoverable values

Criteria followed to determine the significant "recoverable values" of inventories, fixed assets and other assets, used as limits for their respective accounting valuations.

See note 2 to the present Financial Statements.

Insurance

Insurance that covers tangible assets. For each homogeneous group of assets, the risks covered, the sums insured and the corresponding book values will be recorded.

Risk covered	Amount insured	Residual book value
	Thousands of $
Fire	196,145,722	65,764,482
Vehicles, machines and equipment	275,164	256,195

See note 1 to the present financial statements.

Positive and negative contingencies

Elements considered to calculate the provisions whose balances, considered individually or together, exceed two percent (2%) of the equity.

Provision for Bad debts

It covers the risk of bad debts of accounts receivable and has been calculated taking into account a study of the possibility of collection of credits based on experience, credit policy and position, considering the amount estimated for such provision as reasonable and sufficient.

Contingent situations at the date of the financial statements whose probability of occurrence is not remote and whose patrimonial effects have not been accounted for, indicating whether the lack of accounting is based on their probability of being specified or on difficulties in quantifying their effects.

See notes 2 to the present Financial Statements.

Irrevocable advances on account of future subscriptions

State of the procedure addressed to its capitalization.

They do not exist.

Cumulative unpaid dividends of preferred shares.

See notes 1 and 16 of the present Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration Number with the Superintendency of Corporations N 1645890

Supplementary Information Regulation required by Art 12. Chapter III,

Title IV of the National Securities Commission (Contd.)

Irrevocable advances on account of future subscriptions (Contd.)

Conditions, circumstances or terms for the cessation of restrictions on the distribution of the unallocated results, including those that arise from the effect of the legal reserve to absorb final losses and are still pending reimbursement.

See notes 1, 16 and 17 to the present Financial Statements

INDEPENDENTS AUDITORS' REPORT

To the Shareholders, President and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Suipacha 268 - 12th Floor

City of Buenos Aires

Tax Code No. 30-69617058-0

Report on financial statements

We have audited the accompanying separate individual financial statements of Aeropuertos Argentina 2000 S.A., including the individual statement of financial position at December 31, 2019, the individual statements of comprehensive income, the individual statements of changes in equity and of cash flows for the year then ended, and a summary of the significant accounting policies and other explanatory notes.

The balances and other information corresponding to the fiscal year 2018 are an integral part of the audited financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Responsibility of Direction

The Board of Directors of the Company is responsible for the preparation and presentation of these separate individual financial statements under the International Financial Reporting Standards (IFRS) adopted as Argentine professional accounting standards by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) and incorporated into the regulations of the National Securities Commission (CNV), as approved by the International Accounting Standards Board (IASB). Further, the Board of Directors is responsible for the existence of adequate internal control to prepare the separate financial statements free of any significant distortions due to misstatements or irregularities.

Responsibility of auditors

Our responsibility is to express an opinion on the attached separate individual financial statements, based on our audit. We performed our audit in accordance with International Standards on Auditing (ISAs), as were adopted in Argentina by the FACPCE, through Technical Pronouncement No. 32 and their respective adoption ‘circulars. These standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and other information disclosed in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in the financial statements due to fraud or error. In making those risk assessments, the auditor must consider internal control relevant to the Company’s preparation and reasonable presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by the Company's management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the separate individual financial statements mentioned in the first paragraph, present fairly, in all material respects, the individual financial position of Aeropuertos Argentina 2000 S.A. at December 31, 2019, and the individual comprehensive income and cash flows for the fiscal year then ended, in accordance with International Financial Reporting Standards.

Report on compliance with current regulations

In accordance with current regulations, we report that, in connection with Aeropuertos Argentina 2000 S.A.:

a)	the separate individual financial statements of Aeropuertos Argentina 2000 S.A. are in the process of being settled into the “Inventory and Balance Sheet” book;

b)	the separate individual financial statements of Aeropuestos Argentina 2000 S.A. arise from accounting records kept in all formal respects in conformity with legal regulations, which maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the additional information to the notes to the separate individual financial statements required by Article 12, Chapter III, Title IV of the regulations of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at December 31, 2019 the debt accrued by Aeropuertos Argentina 2000 S.A. in favor of the Argentine Integrated Social Security System according to the Company's accounting records amounted to $143,400,265, none of which was claimable at that date;

e)	In accordance with article 21, paragraph b), chapter III, section IV, title II of the regulation of the National Securities Commission, we report that total fees for auditing and related services billed to the Company during the fiscal year ended December 31, 2019 account for:

e.1) 87% of the total fees for services billed to the Company for all items during that fiscal year;

e.2) 97% of the total fees for services for auditing and related services billed to the Company, its parent companies, subsidiaries and related companies during that year;

e.3) 84% of the total fees for services billed to the Company, its parent companies, subsidiaries and related companies for all items during that year.

f)	We have applied money laundering abatement and anti-terrorist financing procedures for Aeropuertos Argentina 2000 S.A. foreseen in the professional standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

Autonomous City of Buenos Aires, February 27, 2020

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Miguel A. Urus

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the article 294 subsection 5º of Law 19,550 and the article 62 subsection c) of the BYMA Regulations (Argentine Stock and Market), we have conducted the review described in the third paragraph regarding the separate individual financial statements of Aeropuertos Argentina 2000 S.A., including the individual statement of financial position as of December 31, 2019, the individual statements of comprehensive income, the individual statements of changes in equity and of cash flows for the period previously referred and a summary of the significant accounting policies and other explanatory notes.

The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, in exercise of its specific functions.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in the minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects. In order to carry out our professional work, we have taken into account the report of the external auditor, Miguel A. Urus (partner of Price Waterhouse & Co. SRL), dated February 27, 2020, who states that it has been issued in accordance with the International Standards on Auditing (ISAs), which were adopted as review standards in Argentina by Technical Pronouncement No. 32 and their respective adoption circulars of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

The Board of Directors of the Company is responsible for the preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (IFRS), adopted as Argentine professional accounting standards by the FACPCE and incorporated into the regulations of the National Securities Commission (CNV), as approved by the International Accounting Standard Board (IASB).

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing or production, since these issues are the sole responsibility of the Board of Directors.

In accordance with the provisions set forth in the article 4º, section III, chapter I, title XII of CNV’s regulation, we consider appropriate the quality of the accounting and auditing policies of the issuer and the degree of objectivity and independence of the external auditor in exercise of his functions, based on the items listed hereunder:

(i)            the separate individual financial statements were issued in accordance with the accounting principles generally accepted by the FACPCE and the CNV. Consequently, the quality of the accounting and auditing policies is satisfactory insofar as it conforms to those principles; and

(ii)            Price Waterhouse & Co. S.R.L. is an international and locally recognized firm which provides auditing services to numerous companies, including those that carry out activities for which their auditors must have been previously approved by regulatory agencies, such as financial entities or the Central Bank of the Argentine Republic. Taking into consideration such circumstances, we consider that the firm of auditors has the degree of objectivity and independence required for the exercise of its work.

Based on our review, with the scope described above, we hereby inform that the separate individual financial statements of Aeropuertos Argentina 2000 S.A. as of December 31, 2019 consider all significant events and circumstances that are known to us, and regarding said documents we have no other observations to make.

Additionally, in accordance with existing legal provisions we inform that:

a)            the separate individual financial statements of the company arise from the accounting records taken in their formal aspects in accordance with legal regulations, and maintain the conditions of security and integrity on the basis of which they were authorized by the CNV;

b)            we have reviewed the Board of Directors’ annual report and have no observations to make as regards those matters that are within our competence; and

c)            in exercise of our legal supervision duties, during the period under review, we performed the procedures set forth in Article 294 of Law 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, February 27th, 2020.

Patricio A. Martin
By Surveillance Committee